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REGISTRANT'S NAME Koninklijke Wessanen NV

*CURRENT ADDRESS Prof. E.M. Meijerslaan 2
P.O. Box 410
1180 AK Amstelveen
The Netherlands

**FORMER NAME

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AUG 18 2003
S THOMSON FINANCIAL

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DATE: 8/11/03

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Koninklijke Wessanen nv | Annual Report 2000

Investing in strong brands

Wessanen

Eating in

Reinforcement of the distribution network

the third

Focus on product innovation



Wessanen

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If you wish to receive our next annual report (2001) and interim statement, you are kindly requested to complete this reply card and return it to us.

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Wessanen

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Koninklijke Wessanen nv
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1180 VB Amstelveen
The Netherlands

Eating in the third millennium

The new dimensions of the primary necessity of life

The photography in this annual report provides a glimpse behind the scenes of our market research. When estimating the future developments in the market of food products, trendsetters play an important role. Knowledge of this group is a condition for being able to respond properly to the wishes of the wider consumer market.

These days, more and more households are supported by double incomes and at the same time, the average working day is lengthening. Consumers are better informed, more aware of quality and attach more importance to health issues.
This demanding lifestyle requires a perfect balance in dietary patterns, that is a combination of healthy, nutritious and tasty food which is both of a high quality and easy to prepare. Which of these dietary requirements weighs the heaviest, depends largely on the moment of consumption. During the busy working week, consumers want easy-to-prepare meals and healthy snacks. During weekends, they take time to prepare more extensive meals using more special, high quality ingredients.

Because we believe and notice that these trends appeal to a broad group of consumers, we continuously monitor such trendsetting consumers and adapt our product range accordingly on the basis of the knowledge acquired.

Net sales 2000
in percentages





Operating result 2000
in percentages



- United States
- Europe


34.7
12.5

- Natural & Specialty Foods
- Cereals
- Convenience Food
- Dairy United States
- Dairy Europe

Net sales
current activities


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1996
1997
1998
1999
2000

Operating result
current activities, in millions euro


160
140
120
100
80
60
40
20
0
1996
1997
1998
1999
2000

Financial highlights

in euro, unless stated otherwise

	2000	1999
Net sales and income figures		
Net sales (*in millions euro*)	**3,933.8**	3,016.0
Operating result (*in millions euro*)	**153.8**	120.5
▫ as a percentage of net sales	**3.9%**	4.0%
Income from ordinary activities after taxes (*in millions euro*)	**98.2**	81.6
▫ as a percentage of net sales	**2.5%**	2.7%
▫ as a percentage of average shareholders' equity	**18.8%**	14.0%
Net income (*in millions euro*)	**98.2**	81.6
Financing		
Shareholders' equity as a percentage of total assets	**27.1%**	37.6%
Interest coverage ratio	**4.0**	6.0
Cash flow from operating activities (*in millions euro*)	**139.1**	89.2
Investments in property, plant and equipment (*in millions euro*)	**80.7**	52.5
Personnel		
Average number of employees	**17,706**	14,912
Employees outside the Netherlands	**16,609**	13,765
Financial information per share of NLG 2.- (EUR 0.91)		
Shareholders' equity	**5.57**	6.53
Net income	**1.16**	0.95
Diluted earnings	**1.15**	0.94
Dividend	**0.58**	0.58
Highest price	**15.00**	14.20
Lowest price	**9.20**	9.60
Price as per December 31	**13.15**	10.80
Average number of shares outstanding	**84,994,539**	85,947,600

Contents


07.30 wake up! nice music, great weather 07.35 refreshing shower, get dressed, make up
07.53 prepare breakfast; smile; hungry for two again, let's overindulge today, I'll have an
extra wholemeal biscuit, the organic one, they really are good for the little one 07.57 tea,
hmm, answer e-mails 08.03 Andy has found something new again – nice one! 08.06 vitam
and then 'attack' the muesli 08.13 still no Arthur? he'll be all embarrassed again, he's so c
cautious; nice to see! no, I still have a few minutes to spare
08.14 fetch the morning paper and my new book 08.15 unwrap it, start to read 08.21 fi
wholemeal biscuit 08.29 'bleep' hey; chat contact with Arthur! 08.30 type: 'hello darli
everything is fine here today...'

Wessanen: a healthy and special company

Dear shareholder,
At the start of the third millennium, Wessanen too finds itself in a new phase. From both the strategic and financial point of view, we have made considerable progress during the past year.

External developments

The economic developments of this moment in time demand a clear strategic focus and growth perspective. On the basis of the significant development, during recent years, of our activities in healthy, natural food and specialties and the considerable world-wide growth of this market, we have decided to focus on this market. We cluster the products on this market under the concept of *wellness*, a contraction of the terms 'well-being' and 'fit-ness'. Our aim is to realize accelerated growth in this market of wellness products, both autonomously and by means of acquisitions.

EXPANSION RANGE WELLNESS PRODUCTS

Internal developments

During the past year, major steps have already been taken towards achieving this strategy. The acquisition of Distriborg in the summer of 2000 enabled us to create a bridgehead in the European market. The combination of Distriborg, European market leader in the field of marketing and distribution of natural and specialty foods, and Tree of Life in the United States, offers us a solid platform for further international expansion.

Moreover, in October, we announced our intention to dispose of our European and American dairy activities. In doing so we underlined our strategic focus for the future. The other acquisitions we made during the past year also fitted in with this perspective. In the spring, we proceeded with the purchase of Kemper and Vegeta, which resulted in a strengthening of the position of the Convenience Food Group in the German out-of-home market and the addition of a series of vegetarian products to our range. And, just before Christmas, we announced the acquisition of the Dutch company Boas, a distributor of high quality specialties. Lastly, we announced the intended acquisition of Zonnatura, the leading brand in the Dutch market of healthy and natural food.

All the acquisitions contributed to the further expansion of our range of wellness products and the reinforcement of the related marketing and distribution network.

REINFORCEMENT MARKETING AND DISTRIBUTION NETWORK

Financial developments

In 2000, we again met our income growth targets. Our income of EUR 98.2 million meant an increase of 20.3% in comparison with 1999. This result was higher than the

expected 10 to 15% growth in income which we predicted at the beginning of 2000. The earnings per share rose during the past year by 22.1%.
In addition, we succeeded in improving the predictability and transparency of the operating result. This positive development is also being acknowledged by investors. Our share price rose during 2000 from EUR 10.80 to EUR 13.15 at the end of December; this is 30% better than the AMX index.

A healthy future

During the coming years, the main priority will be the successful implementation of our strategy, with the eventual goal of international leadership in the market for healthy, natural food and specialties. In this respect, 2001 will be an important year.

We will continue to invest in the development of the wellness brand portfolio and expansion of our distribution network. In addition, we will, of course, devote more attention to the consistent, autonomous development of the continuing activities and, in that way, further reinforce our position and performance.
Based on our strategic focus on the growth market of natural, healthy food and specialties and the structurally improved market position, we expect a growth of at least 15% in the operating result of the current activities (excluding the dairy activities) in 2001. The effect of the exact phasing, extent and result of the divestments and acquisitions are difficult to quantify in the short term. It can be expected that the positive contribution of new activities and decreasing financing expenses cannot yet entirely compensate for the loss of the contribution of our dairy activities to our 2001 result.
Nevertheless, our goal for 2001 is that the earnings per share from ordinary activities will be at least equal to the 2000 level. The instrument of buying back shares is of course at our disposal to realize this goal. As a result of the anticipated book profit on the divestments the result after extraordinary income will show a considerable increase.

GROWTH IN OPERATING RESULT CURRENT ACTIVITIES AT LEAST 15%

We are very much looking forward to 2001. Our strategy, the numerous opportunities in the market, our strong financial position and our staff are all reasons why we have considerable faith in the future of Wessanen.

On behalf of the Executive Board
Mac Zondervan, chairman

Strategy: focus on wellness

By responding to consumer trends in the market and based on thorough analyses, we have attuned our strategy to the offering of healthy, natural food and specialties. We call these wellness products. This product group combines both the wholesome and pleasure-seeking aspects of food and life in general. Our strategy focuses on the needs of today's, informed consumers for healthy, convenient and high quality food. This means that the focus is on the following three product segments:

FOCUS ON CONSUMER WHO PREFERS HEALTHY, CONVENIENT AND HIGH QUALITY FOOD

Organic and natural food
Organic food contains ingredients that are cultivated in a clean and sustainable manner. No fertilizers or pesticides are used. Natural food products do not contain additives and have been processed as little as possible.

Functional food and dietetic products
Functional food contains specific additives which increase nutritional value. We include vitamins and supplements in this category. Dietetic products are made for people with specific eating patterns as a result of food allergies, intolerances or weight problems.

Ethnic food, delicatessen and specialties
These are high quality products which are characterized by their unique origins, special ingredients or exclusivity.

We have made this choice on the basis of the following findings:
- our activities in the field of wellness products have developed significantly during recent years;
- the market for wellness products has shown considerable growth;
- our company has the knowledge, experience and resources at its disposal to operate successfully in this market.

Mission

As a basis of our strategy, we have formulated our company objective as follows:

To create value by fulfilling the nutritional needs of consumers with a health and quality-conscious lifestyle.

Objectives

Our long-term objective is to maximize the value of the capital invested by our shareholders. For the coming five years, we aim to achieve an average growth in earnings per share before amortization of goodwill of at least 10% per year.
In order to realize this objective, leadership in the wellness sector is the focus of our strategy. The market position which we now occupy will be reinforced by, on the one hand, acquisitions and, on the other hand, an above-average autonomous growth of 5 to 10% per year.
Openness and completeness are the priorities in the communication with the financial markets.

AUTONOMOUS GROWTH OF 5 TO 10%

One of the most important implications of our strategy is the shift in focus to niche and growing markets. These markets are typified by a wide variety, exclusive products and low to medium-sized volumes. The objective for the coming years is to use our core competencies – our marketing and brands policy, our distribution network and product development – to provide an optimal service to these specialized growth markets.

The focus of Wessanen

The three spearheads


Focus on product innovation
Investing in strong brands
Reinforcement of the distribution network
Consumer
Organic and natural food
Brand
Brand
food stores
Brand

The execution

INVESTING IN STRONG BRANDS
REINFORCEMENT OF THE DISTRIBUTION NETWORK
FOCUS ON PRODUCT INNOVATION

The strategy is to be implemented using the advanced distribution of strong and new wellness brands.

1. Reinforcement of the distribution network
The distribution and trade network in our growth markets in Europe and the United States is being continuously expanded. The aim for the coming years is to serve the supermarkets, health food and specialty stores, and the out-of-home channel with a comprehensive distribution network. The continued expansion and development of our technological lead and high level of efficiency are also essential aspects of strategy implementation. An extensive network of suppliers and customers, combined with demonstrable distribution expertise, especially with regard to smaller volumes, makes Wessanen an efficient and flexible distribution partner.

2. Investing in strong brands
Our strategy requires strong brands. Continuous development and expansion of our portfolio of brands is therefore a spearhead of our strategy. Much attention will be paid to the further development of our marketing power and know-how during the coming year. In addition to our own brands and expertise in the field of brand positioning, we will purchase strong, specialized brands wherever this is necessary and possible.

3. Focus on product innovation
We have restricted our production facilities to a number of 'centers of excellence', in which specialized production capacity is available for the manufacture of unique quality products. Moreover, we will be investing in the development of new, original wellness products by means of internal and external forms of cooperation in order to preserve our innovative clout and flexibility.

In the long term we will continue unabated with the identification, creation and stimulation of trends in the food industry. Our strong financial position, our know-how, experience and flexibility and our company's international character are a guarantee for decisiveness from the moment that the trends are identified to the introduction of the new concept. 'Speed to market' will continue to be one of our strongest attributes.

Success factors for the strategy implementation

A number of organizational factors are of essential importance for the success of our strategy.

Entrepreneurship

Our staff have always played a key role in the realization of our strategic ambitions. An open working environment with little hierarchy and ample room for initiatives constitutes a flexible and dedicated workforce. This is of great importance to our new strategy, in which a proactive approach to consumer trends, market developments and logistics is the key to our success.

Entrepreneurship is encouraged by a corporate culture in which our dedicated staff are offered broad scope to build on their expertise and talents. Our bonus incentive program aims to ensure that management attain their targets and safeguard long-term value creation.

SPECIAL ATTENTION TO HUMAN CAPITAL

Our special attention to human capital has resulted in a relatively low turnover in middle and senior management, despite labor shortages. Not only does this create a solid base for knowledge and expertise, it also builds a sound foundation for development opportunities for our staff.

Value Based Management

The ability of our individual operating companies to make swift autonomous decisions that are in line with our corporate objectives are essential to our new focus. Our value based management system enables our managers to respond quickly to technological and social changes by providing them with three strategic tools:

- A strategic planning system in which medium-term plans are laid out in concrete terms and are made action-driven. This ensures the punctual execution of our strategic plans.
- A capital allocation program, based on realizing a maximum return of the Weighted Average Cost of Capital (WACC). This enables us to ensure that our investments are allocated to projects that create shareholder value.
- The use of the balanced scorecard for performance measurement, guaranteeing a sound balance between short-term and long-term targets.

Since the introduction of value based management in 1997, Wessanen's strategic decisions are taken on the basis of long-term value creation. We believe that this not only benefits our shareholders but also our customers, suppliers and staff.

Coherent structure

By creating more synergy throughout the company, the Wessanen organization will be transformed into a coherent entity with a clear focus. Our aim is to operate as one company, benefiting from the organizational cohesion, without diminishing the strength of our fundamental entrepreneurial culture.

STRUCTURE IN LINE WITH STRATEGY

During the coming years, we will concentrate on adapting our organizational structure to support our strategy wherever possible. The organization is characterized by entrepreneurship and flexibility and is controlled using professional instruments such as value based management and a clear strategic focus. We call this 'monitored entrepreneurship'.

Wessanen in brief

Corporate profile

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Asian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Mission

To create value by fulfilling the nutritional needs of consumers with a health and quality-conscious lifestyle.

Corporate objective

- Average growth in earnings per share before amortization of goodwill during the coming five years of at least 10%
- Autonomous growth of sales structurally above market average, strengthened by acquisitions
- Leadership in the wellness sector

Strategic implementation

- Investment in strong brands
- Expansion of distribution network
- Focus on product innovation

Success factors for the company

- Entrepreneurship
- Value based management
- Coherent structure

The Wessanen organization

Koninklijke Wessanen nv
Executive Board

Corporate Staff

Natural & Specialty Foods

- Tree of Life, Inc.
  USA
- Tree of Life Natur
  Foods Group
  USA
- Gourmet Award
  Foods Group
  USA
- Liberty Richter
  Brand Group
  USA
- Ashley Koffman
  Brand Group
  Canada
- Distriborg Groupe
  France
- BOAS BV
  The Netherlands
- Wessanen do Bras
  Ltda

Cereals

- Dailycer UK Ltd.
- Dailycer Continent
  France/the Nether
- Telford Foods Ltd.
  United Kingdom
- Delicia BV
  The Netherlands

Convenience Foo

- Beckers BV
  The Netherlands
- Gelderland Frischw
  GmbH
  Germany
- Karl Kemper GmbH
  Germany
- Golden Foods
  International Co Ltd
  Thailand

Dairy

Dairy Europe

- Leerdammer
  Company BV
  The Netherlands

Dairy USA

- Marigold Foods, In
  Minneapolis
- Crowley Foods, Inc
  Binghamton
- American Beverag
  Corporation
  Verona

Report of the Executive Board

General

Introduction

Wessanen was again able to achieve a significant growth in sales. In 2000, net income increased by 20.3% to EUR 98.2 million and ended up above the expected growth at the end of 1999 of 10 to 15%. The net earnings per share rose by 22.1% to EUR 1.16 per share. The price of our shares increased to EUR 13.15 at the end of 2000.

World-wide the economy has developed favorably. This resulted in a growth in consumers' disposable income and an increasing demand for luxury food. Our broad product range and our strong market position enabled us to respond excellently to this growth in prosperity. This resulted in an autonomous sales growth of 4.1%.

AUTONOMOUS GROWTH OF 4.1%

On the other hand, the growth in the economy also resulted in a more marked shortage on the employment market which in turn led to an overall increase in mobility and wage costs. However, the efficiency of our organization enabled us to keep proper control of our labor costs.

In 2000, we have made significant progress with the implementation of our IT policy and its introduction into our most important subsidiaries. At both Tree of Life and Dailycer new ERP systems will be implemented.
Furthermore, we have given our internal and external communication and strategy development a new impulse. A clear strategic focus and open, accessible internal and external communication are the initial results of this.

Strategic developments

The year 2000 not only yielded results in line with expectations but was also clearly characterized by a change in strategy. It was within this framework that Distriborg, based in Lyon, France, was acquired in the summer of 2000, followed at the end of 2000 by the acquisition of Dutch distributor Boas, based in Zoetermeer, the Netherlands.
In February 2001 we announced the intended acquisition of Zonnatura, also based in Zoetermeer.

FOCUS ON WELLNESS

The focus on wellness and, in addition, the deliberate choice for markets with above-average growth are the basis for our decision to divest both the American and European dairy activities, as announced in October 2000. We expect the sale of our dairy activities to be completed during the first six months of 2001.



Mac Zondervan, chairman



Koos Kramer



Rick Thorne

The continuing strong growth of Tree of Life during recent years, accelerated by the acquisitions in 1999 which represent additional annual sales of well over EUR 0.5 billion, has resulted in Tree of Life becoming by far the largest market player in its segment in the United States.

Acquisitions

The acquisition of Distriborg in July 2000 was an important step within the framework of our international growth strategy aimed at wellness.
With annual sales of EUR 250 million, Distriborg is European market leader in the field of marketing and distribution of natural and specialty foods.
Distriborg supplies its products, including brands such as Bjorg, Gayelord Hauser and Evernat both to supermarket chains and health food stores. Distriborg's activities are concentrated primarily in France. In addition, the company has outlets in other European countries which constitute a good departure point for additional acquisitions of smaller and larger brands and for investments in a specialized distribution network.

The acquisition of the Dutch company Boas, distributor of specialties, offers Wessanen access to Dutch supermarkets and widens the basis for the distribution of branded specialties in Europe.

In Germany, Kemper and Vegeta were acquired and this resulted in a strengthening of our position on the German out-of-home market and a broadening of the range with vegetarian products.

Wessanen is now in an excellent position to further develop its role of international market leader in the field of natural and specialty foods, both through autonomous growth and new acquisitions.

The continued implementation of our strategy will be financed with the proceeds of the sale of the dairy activities on the one hand and the intended IPO of Campari on the stock market in 2001.

Results and outlook

In 2000, we achieved a sales level of nearly EUR 4 billion, compared with just over EUR 3 billion last year. A strong US dollar generated approximately EUR 352 million of additional sales. Our acquisitions in 1999 and 2000 contributed approximately EUR 436 million additional sales. Much to our satisfaction 4.1% of the sales growth can be attributed to our autonomous growth. The autonomous growth came mainly from our Natural & Specialty Foods companies. Our other companies, in particular the Convenience Food Group, also contributed to this growth. These results make us confident that our strategy of focusing on the higher growth markets is paying off.
The Return On Sales (ROS), the operating result as a percentage of sales, remained more or less stable. Apart from Natural & Specialty Foods, all other groups improved their margins. The decrease at Tree of Life were due to considerable investments in new customers and a reinforcement of its organization. As a result of this the ROS decreased. In view of the investments made and the market developments the outlook for the coming years is positive.
In 2000, the benefits of our value based management program became more and more apparent. Cash flow from operations amounted to EUR 139.1 million, this was supported by managing the growth of working capital. This is driven by the focus on capital employed and the links with our performance measurement and reward systems. In line with our expectations, the Economic Premium (EP)* showed a negative development by EUR 20.8 million. In particular the acquisitions of the Natural & Specialty Foods group and the currency effect of EUR 5.2 million negatively impacted the Economic Premium. Our Return on Invested Capital (ROIC), the operating result as a percentage of the average invested capital including all the goodwill paid, showed an increase from 10.6% to 10.7%.
We aim for a Weighted Average Cost of Capital (WACC) of 12.5%.
By improving our tax structur we were able to reduce the effective tariff from 38.8% to 34.9%. Our net income increased by 20.3%. Even if we eliminate the currency effect, we have, with a growth in income of 13.9%, again outperformed on our objective of 10% earnings per share growth, in line with the expectations set at the beginning of the year.

NET INCOME INCREASED BY 20.3%

Economic Premium: this is the income that remains if we deduct the required returns for investors, shareholders and banks from the company's operating result.

Review of operations per group

Financial overview

in millions euro

	Natural & Specialty Foods	Convenience Food and Cereals	Dairy	Coporate	Total current activities
2000					
Sales	**1,928.4**	**438.9**	**1,566.5**	-	**3,933.8**
Operating result	**57.0**	**30.3**	**76.9**	(10.4)	**153.8**
ROS*	**3.0%**	**6.9%**	**4.9%**	-	**3.9%**
Average capital employed	**336.2**	**177.2**	**361.6**	-	**875.0**
ROI**	**17.0%**	**17.1%**	**21.3%**	-	**17.6%**
Increase economic premium	**(21.2)**	**6.2**	**(9.1)**	**3.3**	**(20.8)**
Average goodwill	**188.0**	**225.9**	**150.1**	-	**564.0**
ROIC***	**10.9%**	**7.5%**	**15.0%**	-	**10.7%**
1999					
Sales	1,275.7	392.5	1,347.8	-	3,016.0
Operating result	43.6	24.4	66.2	(13.7)	120.5
ROS*	3.4%	6.2%	4.9%	-	4.0%
Average capital employed	207.1	186.8	310.3	-	704.2
ROI**	21.1%	13.1%	21.3%	-	17.1%
Increase economic premium	(3.7)	14.2	6.7	(3.2)	14.0
Average goodwill	112.6	199.0	115.8	-	427.4
ROIC***	13.6%	6.3%	15.5%	-	10.6%

* Operating result as percentage of sales

** Operating result as percentage of the average invested capital, excluding goodwill paid in the past

*** Operating result as percentage of the average invested capital, including goodwill paid in the past

Natural & Specialty Foods

Profile

Tree of Life, based in St. Augustine, Florida, is a leading marketing and distribution company in the United States for natural and specialty foods. This includes health foods, organic products, vitamins, supplements and herbs, but also gourmet and ethnic foods from around the world.

Distriborg, which is based in Lyon, France, is the largest distributor and marketer in Europe of a complete range of brand products in the categories natural, organic food and specialties. Customers include both supermarket chains and health food stores.

The combined sales of Tree of Life and Distriborg are well over EUR 2 billion. Together they have 35 distribution centers at their disposal and supply 60,000 different products to more than 15,000 customers.

Strategy

The Natural & Specialty Foods strategy is aimed at boosting and expanding Wessanen's leading position as marketer and distributor in both Europe and the United States. Tree of Life will improve its sales and profitability by concentrating on the supply of added value services based on an additional reinforcement of its position of category manager in an ever-expanding section of the market.

STRENGTHENING LEADING POSITION

In order to secure this leading market position, especially with regard to efficiency, 'speed to market', optimal use of expertise and clout as far as the purchasing of products is concerned, Tree of Life will continue to invest in technology during the coming years.

Distriborg will act as bridgehead for further expansion in Europe. With France as the most important market – approximately 75% of sales are being generated here at the present time – our European network of marketing and distribution centers provides the ideal infrastructure for the rapid integration of future acquisitions while, at the same time, it enables us to take advantage of the resulting advantages of scale.

The goal of the current strategy is to combine the strong points of both companies. In other words, we would like to use Distriborg's specific brand expertise in the United States, while the extensive logistic know-how of Tree of Life will be used in Europe.

Acquisitions and market developments

The take-over of Distriborg was an important acquisition in 2000.
Halfway through last year, Wessanen made a bid for the outstanding shares of the company, which is listed on Second Marché of the Paris stock exchange. When the bid closed on 26 September 2000, approximately 90% of the shares had been registered.

Annual sales of around EUR 250 million and approximately 800 staff make Distriborg the European market leader. The marketing and distribution of natural and specialty foods are the company's core activities.
Within Distriborg's marketing strategy, the company's own and exclusive brands determine over 75% of the total sales. These brands belong to one of the following four product categories: organic products (the most important brands being: Bjorg, Evernat and Bonneterre), dietetic products (Gayelord Hauser and Vivis), natural products and health teas (Yunnan Tuocha and Thémis) and food supplements (Equilibrance and Ephytem).
The fifth product group, specialties, comprises well-known brands in the field of gourmet and ethnic foods and represents approximately 15% of the total sales.

Distriborg has separate brands for supermarkets and health food stores. The leading brand, Bjorg, that was introduced ten years ago, is now the leading European brand for organic products. In France, Bjorg has a market share of almost 50% and has also been launched onto the markets in Italy and Spain.

In December 2000, the acquisition of Boas followed. This company is based in Zoetermeer, the Netherlands, and has annual sales of EUR 32 million. The acquisition of this distributor of specialties offers Wessanen access to Dutch supermarkets and broadens the basis for the distribution of brand specialties in Europe.

In the United States, Tree of Life was able to reinforce its market share of 35%. The market is growing primarily in the supermarket channel. In view of our distribution network and our contacts in this channel, this will produce excellent opportunities for Tree of Life.

The specialties segment also showed considerable growth in 2000. The acquisitions during 1999 have now been fully integrated into the Tree of Life organization. As a result of the company's rapid growth and investments in new customers, this was accompanied by one-off higher costs.

Risk profile

We estimate the risk profile of the marketing and distribution activities to be low, above all due to the absence of production processes and the related risks. Tree of Life and Distriborg are focusing, to a more or less similar extent, on supermarket chains and specialist stores. The five largest customers account for 50% of sales. The loss of one of these large accounts is an undeniable risk factor. That is why a consistently high service level is regarded as an important determining factor for the continuity of customer relationships.

Labor shortages are resulting in increasing wage costs and a high turnover of staff – a risk for labor-intensive activities such as the distribution and the marketing of services relating to niche products. Where possible, we are therefore investing in mechanization and automation.
Within this framework, important new investments are to be made in 2001 in our company systems (Enterprise Resource Planning).

Results and outlook

The sales figures were influenced by the 1999 acquisitions of the specialty foods companies of Hagemeijer and A-1 International Foods and the 2000 acquisition of Distriborg. The increase in sales as a result of this was EUR 335 million.
Our autonomous growth amounted to approximately 11.4%. Especially in the first half year of 2000 the growth at Tree of Life was spectacular with more than 15%. As a result of the high growth rate our sales expenses increased substantially, which had a negative effect on our profitability. Therefore, we have not been able to meet our 1999 ROS levels. In the second half year we have concentrated on optimizing our operations rather than a strong increase in the number of customers. The integration of 1999 acquisitions resulted in various expenses in 2000. In the United States locations were merged or closed and job losses were inevitable. The net effect on the result of 2000, however, remains limited.

AUTONOMOUS GROWTH 11.4%

As expected, substantial investments in a new Enterprise Resource Planning (ERP) system resulted in an increase of capital invested. The Distriborg acquisition provided a small contribution to the net income of Wessanen. Due to its more extensive brand portfolio Distriborg's ROS is higher than that of Tree of Life.
As anticipated in our 1999 annual report, the Economic Premium (EP) was negative in 2000. The EP turned out lower than expected due to lower returns at Tree of Life and the acquisition of Distriborg. The acquisition of Distriborg, as well as other acquisitions, will only return a positive EP after three to four years. However, due to the investments made in new customers at Tree of Life, in our infrastructure and a continuing emphasis on improved working capital procedures, we are positive about 2001, with the expectations of higher operating margins and an improved EP.

Cereals

Profile

Dailycer is Wessanen's cereal company devoted to the production, sale and distribution of a full range of cereal products (breakfast cereals). This group also comprises the chocolate sprinkles and dry soup activities of Delicia in Tilburg, the Netherlands and Telford Foods in the United Kingdom, respectively.

Dailycer has plants in the United Kingdom, France and the Netherlands for the production of breakfast cereals, primarily under private label. Consumption in Europe is spread more or less equally over the United Kingdom and the European mainland.

Strategy

Dailycer's strategy focuses explicitly on the healthy image of cereal products. The company therefore offers health and quality-conscious consumers a complete range of high quality cereal products.

EMPHASIS ON HEALTHY CEREAL PRODUCTS

As the producer of private label breakfast cereals, whose quality is comparable with that of A-brands, Dailycer has a strong market position as a partner in retail. Additional strengthening of that position is a priority. In addition, Dailycer will make increasing use of its advanced technology in order to develop new products. During the course of 2001, various innovative products are to be introduced.

Market developments

As is demonstrated by the continued growth in the market of cereal bars, health and convenience have continued to develop into important factors in the cereal market. Dailycer has therefore decided to expand the production of cereal bars and to concentrate it in Chestergate, the United Kingdom. This involved an investment amounting to between EUR 5 and 6 million. The new production unit will be put into operation in 2001.
The total consumption of breakfast cereals in the United Kingdom is stable in comparison with a modest growth on the European mainland.

Sales of natural cereal products are developing rapidly. On the British market, Dailycer is already represented by the Cheshire brand.

Risk profile

Dailycer's customers include almost all the major European supermarket chains. The loss of a major client could have a negative impact on capacity utilization. The top fifteen customers account for 74% of sales.

As a supplier of private labels, Dailycer's prices are closely linked to A-brand prices. Maintaining the price differences with A-brands may therefore affect margins.

IMPROVEMENT QUALITY OF SALES AND STRICT COST CONTROL

Results and outlook

In line with expectations we did not achieve autonomous growth, as we chose to improve the quality of our sales and strict cost control. We achieved an increase in profitability measured in ROS terms from 7.9% to 8.8%. We consider the quality of our sales to be a critical success factor. This involves continuous upgrading of our product assortment and optimal use of our technological expertise, thus keeping our company in line with competition. Despite investments in a new ERP system in France, and various capacity and quality investments in production we were able to limit the invested capital. The Economic Premium (EP) therefore improved with EUR 2.8 million.

Our strategy is aimed at continuously upgrading our product portfolio. Therefore, despite growing competition, we foresee for 2001 a slight increase in sales, with a stable operating result and slight improvement of the EP.

Convenience Food

Profile

Wessanen's Convenience Food Group (CFG) produces, sells and distributes a broad range of frozen snacks and meal components under the brand names Beckers, Gelderland, Kemper and Vegeta. The combination of technological expertise and consumer know-how enables CFG to easily adapt to the needs of modern quality-conscious consumers.

As a consequence of increased product familiarity, the brand name Beckers has developed to become the Group's most important brand for both existing and new products.

Strategy

The strategic aim of the Convenience Food Group is to provide its customers, both in the retail and out-of-home sectors, with healthy and innovative quality products that are characterized by ease of preparation. In order to meet the demand from the consumer market, as many products as possible will be rendered free from genetically modified ingredients in 2001.
The Group also wishes to benefit from the increasing demand for vegetarian snacks; this will be facilitated by expansion of the Vegeta range both in Germany and the Netherlands.
In addition, the Group will be able to increase its market position further thanks to growth in the catering sector. Specific investments in the out-of-home market are therefore in the pipeline.

In the meantime it has become evident that the introduction and the use of microwaves in European households offer the Group unparalleled opportunities for growth.
As a result of technological innovation, which has given the Group a substantial competitive edge, CFG has a head start with regard to the introduction of innovative products suitable for microwave preparation. After the Group had first brought snacks and microwaveable chicken products onto the market, the real breakthrough came in the second half of 2000 with the introduction of the microwaveable springroll.
The strategy for the future comprises, among other things, more intensive support for Beckers as the Group's most valuable brand.

MICROWAVEABLE PRODUCTS OFFER UNPARALLELED OPPORTUNITIES FOR GROWTH

Market developments

The Convenience Food Group, and Beckers in particular, has made considerable progress thanks to the focus on convenience and health which here too are important impulses for market growth.
The introduction of the microwaveable springroll in the second half of 2000 was a definite success. The ease of preparation in the microwave and a healthy product form the basis for success.

The consequences of the BSE crisis were felt nowhere stronger than in Germany. Kemper had to deal with considerable stagnation in the sale of beef specialties, but was more than able to compensate this with the sale of vegetable-based meal components. In the out-of-home channel, Kemper has become the largest provider of these products.

Gelderland Frischwaren Gesellschaft produces, markets and distributes a product range that consists both of traditional and innovative meat specialties with increasing emphasis on convenience. A considerable increase in the price of pork in 2000 meant pressure on margins.

During the first six months of 2000, our Thai poultry company, Golden Foods International, was confronted with an unfavorable trading climate followed by a considerably better second half year with significantly higher sales prices. Given that Golden Foods International wishes to concentrate on the production, marketing and distribution of quality chicken products, the policy is aimed at reducing, as much as possible, the risk of the fluctuating market prices of unprepared chicken products.

Risk profile

The operating result of the Convenience Food Group is affected by fluctuations in raw material prices, as price increases cannot always be passed on to customers in time. Strict supplier selection and a meticulous supervision of the chain are crucial to limiting health risks.
Operating a business in the developing economies of Southeast Asia, however, may entail some additional financial and economic risks.

Results and outlook

The increased sales figures can be attributed to both the acquired companies, Kemper and Vegeta, and autonomous growth of approximately 4.3%. We were very happy with

the contributions made by our new acquisitions; especially the acquisition of a substantial part of the vegetable-based products market in Germany was an excellent addition in light of the BSE problems. The Convenience Food Group achieved satisfactory autonomous sales growth. Not only did we outperform the market, but also the quality of our sales growth as a result of many new innovations is very promising. Besides a healthy sales growth we were able to increase our return on sales level from 3.9% to 4.8%. This was achieved despite increased raw material prices and severe problems in Thailand in the first half year. Fortunately, the efficiency in our European companies improved considerably and our Thai operation Golden Foods was able to improve its result in the second half of the year, backed up by better selling prices and ongoing improvements in operational efficiency.
Capital turns increased considerably and besides improved profitability resulted in an improvement of the Delta Economic Premium of EUR 3.4 million.

For 2001 we expect that the continuous process of innovation and a sharp eye on costs will lead to an increase in sales and ROS. Although we will be investing selectively in capacity total invested capital should not increase considerably. As a result, the EP can further improve.

Dairy United States

Profile

Wessanen's dairy activities in the United States focus on the manufacturing, marketing and distribution of a full range of dairy products, such as milk, yogurt and ice-cream, and the marketing and distribution of cheese.
The main brands are Kemps, Crowley, Penn Maid, Hagan, and Heluva Good Cheese, produced by Marigold Foods in the Midwest, Crowley Foods in the East, and Heluva Good Cheese in the Northeast.

American Beverage Corporation (ABC), based in Verona, Pennsylvania, produces, markets and distributes fruit drinks and operates from Verona (Pennsylvania), Salem (Massachusetts) and Casagrande (Arizona).

Strategy

The strategy in the United States is aimed at increasing and broadening the existing strong regional positions in the United States dairy market with concentrations in the Midwest, the Northeast and the Southeast. In the Midwest, Marigold Foods has strengthened its market position through the acquisition of Oak Grove Dairy (Norwood Young America, Minnesota), producer of milk and milk products with annual sales of USD 45 million. In addition to active participation in the regional consolidation process, innovations constitute the basis of the strategy pursued by Wessanen's American dairy group.

CURRENT MARKET SITUATION DEMANDS FOCUS

In October 2000, we announced the intended divestment of our American dairy activities, excluding ABC. The current market situation demands a focused approach and that was the reason behind the decision to sell.

Wessanen can look back with satisfaction on the long and constructive cooperation with the American dairy companies. This cooperation goes back to 1978 when we purchased Marigold Foods, followed by Crowley Foods in 1983, and has developed in the meantime into a network of strong and healthy companies operating in a variety of markets. We have every faith in the continued growth of both Marigold Foods and Crowley Foods.

Market developments
The absence of any significant fluctuations in the price of butterfat meant that the market situation in 2000 was favorable for the American dairy activities. Both Marigold Foods and Crowley Foods were able to grow as a result and above all the income generated by specialties rose.

ABC, however, had to deal with less favorable conditions. In particular, the poor weather in the spring and summer of 2000, to which ABC products are by nature sensitive, resulted in reduced profitability.

Results and outlook
The substantial increase in sales was for a large part due to currency effects; the higher US dollar impacted our sales by nearly EUR 158 million. The remaining growth can be ascribed to the acquisition of Oak Grove Dairy.
As we were not confronted with spikes in raw material pricing our dairies were able to maintain a stable and satisfactory margin, resulting in an increased ROS from 4.4% to 4.5%. This was despite a disappointing year for ABC, which was hurt by the very poor summer weather in their core Eastern US markets.
Our dairy companies required substantial capital expenditures this year. The EUR 35.2 million of capital expenditures were mainly used for increasing our capacity, especially in our fast growing cultured products segment. As a result of this our invested capital increased considerably. The negative EP was, amongst others, influenced by currency effects. Excluding these the development was still negative as a result of the acquisitions made in 2000 and the higher invested capital.

For ABC we expect an increase in results.

In view of the intended divestments by the end of the first quarter of 2001, we do not expect Marigold Foods and Crowley Foods to contribute substantially to the 2001 result.

Dairy Europe

Profile

Wessanen's European dairy activities operate under the name Leerdammer Company and focus entirely on the production, marketing and distribution of branded cheese. The leading brand, Leerdammer, which accounts for more than 90% of sales, is the largest cheese brand in Europe and is market leader in its segment.

Strategy

COMPLETE FOCUS ON LEERDAMMER BRAND

The strategy of Leerdammer Company is aimed at profitable growth and innovation in the development of new varieties of Leerdammer. The Leerdammer product range consists of cheese, culinary cheese products and cheese snacks. The new strategy is clearly different with regard to that employed in the recent past when a limited range of Leerdammer and different cheeses were brought onto the market under a variety of brand names. The consequence of this strategy is that all the available resources are now being used to stimulate Leerdammer's continued growth.

Market developments

In France and Italy sales rose by almost 7%, partially as a result of product innovations. Leerdammer Company took full control of the distribution of Leerdammer in Germany, the largest market. This step led to an incidental reduction in sales. In total the Leerdammer brand showed an autonomous growth in sales of 1%. The growth of pre-packed cheese during 2000 further improved Leerdammer's competitive position.

In October 2000, Wessanen announced the intended divestment of the European dairy activities. The current market situation demands a focused approach and that was the reason behind the decision to sell.
The success of Leerdammer – following on from the acquisition of Baars Kaas bv in 1976 – was an important contribution to Wessanen's development.
During the past 24 years, Leerdammer Company has developed into a large and solid company on the European cheese market. We have every faith in Leerdammer's continued growth.

Results

Although total sales decreased by EUR 6.1 million, the sales development is considered positive, as all efforts are now concentrated on the Leerdammer brand. The growth in the Leerdammer brand amounted to 1.2%. The sales of non-branded products and discontinued brands such as Maidwell decreased. In 2000, a major move was made in

Germany, changing from using sales agents to implementing a Leerdammer sales force. Although this move will sharply increase Leerdammer's muscle in the market it incidentally has impacted sales in Germany somewhat negatively. The sales of Leerdammer in France and Italy developed very positively.
In 2000, Leerdammer was confronted with an increase in milk prices of approximately 10%. The effect of this on our results was partly compensated by a decrease in expenses.

The positive development of the EP is due to the better operating results on the one hand and much better capital management on the other.

In view of the intended divestments by the end of the first quarter of 2001, we do not expect Leerdammer Company to contribute substantially to the 2001 result.



15.33 bell rings; intercom voice: 'Claudia!', 'hey, come on up' 15.35 'welcome, the door is open!' 15.45 'nice music' 15.46 'and a juice for Anne' 15.47 'I'll give Jolanda a quick call' 15.48 'who wants to try my sushi?' 'Anne, that's great that you can make it yourself!' 15.50 'Jolanda will be here in a minute; she has been to visit her parents this morning' 15.54 'it used to be so lovely and quiet there, you can't beat a forest in the spring, you know' 15.58 'and how was the concert yesterday?' 15.59 'there are great reviews in this magazine, take a look!'

16.03 'the bell, Martin can you open it for Jolanda?' 'of course' 16.06 'hey, you look good, has your mother been spoiling you again?' 16.14 'now we can continue with our plans for the sailing weekend; where are we going?' 16.22 'more snacks coming up!' 'Anne, will you now let me learn your recipe book by heart??'

Financing

General

The Group's financing is controlled centrally. As a result, we are able to meet our financial needs in a flexible and cost-effective manner. Pivotal to this is Wessanen Finance B.V.

The supplementary financing that we needed in 2000 was made available entirely by acquiring new debt capital. Despite this increase, our ratios still remained at a healthy level. Our solvency as a percentage of the balance sheet total was 21.7% (1999: 37.6%). At the end of 2000, the debt-to-equity ratio was 1.22 (1999: 0.78). The interest coverage ratio was 4.0 (1999: 6.0).

Strategy

SECURING FINANCING AND MINIMIZING INTEREST RATES

Our strategic objective still remains focused on securing the company's financing in the long-term and then, within the same framework, on minimizing interest charges and excluding exchange rate risks wherever possible.

In the context of value based management, the key issue is controlling the cost of capital. The company's risk profile, characterized by a stable cash flow, allows us to continue financing using a considerable amount of debt capital. Policy is aimed at a minimum interest coverage of 4.0.

Market developments

The arrival of the euro, for which our treasury systems are fully prepared, has considerably simplified the financing of our European activities.

Additional financing has been entirely arranged using short-term loans. Rising interest rates resulted in a slight increase in pressure on our interest expenditure. At the end of 2000, the ratio of short to long-term loans was 1:2.6 (1999: 1:0.8).

Results and outlook

The financial expenses increased to EUR 38.5 million (1999: EUR 20.1 million). The higher financing expenses were the consequence of acquisitions financing in 1999 and 2000 totalling approximately EUR 15.9 million and exchange rate results as a consequence of the higher US dollar totalling EUR 4.0 million. The remainder is the result of a drop as a consequence of a reduced amount of 'autonomously' invested capital of EUR 2.9 million and increasing interest rates.

At the end of 2000, the interest-bearing debt was EUR 692.0 million (1999: EUR 437.9 million), of which 42.6% in US dollars.

The average interest due on outstanding loans was 7.5% (1999: 7.6%).

The financial expenses in 2001 will provide a totally different picture as a result of intended divestments. The yield from these divestments will cause interest expenses to drop significantly.

	2000	1999
Solvency	**27.1%**	37.6%
Debt-to-equity ratio	**1.22**	0.78
Interest coverage	**4.0**	6.0
Long-term debt capital *(in millions euro)*	**192.0**	253.9
Short-term debt capital *(in millions euro)*	**500.0**	189.7
Interest expenditure *(in millions euro)*	**38.5**	20.1

Cash flow, acquisitions and investments

Cash flow is one of Wessanen's key performance indicators. A great deal of attention is focused – from the point of view of operational management and financing – primarily on bringing the funds tied up in working capital to as optimal a level as possible.
The cash flow from operational activities increased in 2000 to EUR 139.1 million (1999: EUR 89.2 million).

A number of good investment projects resulted in the investments in property, plant and equipment totalling EUR 80.7 million (1999: EUR 52.5 million); as a result, the level of the depreciations of EUR 58.0 million (1999: EUR 52.2 million) was exceeded. A high relative level of investment was made in the dairy companies in the United States in particular. These value-creating investments will have to be recouped via the profits from the sale of these companies.
Tree of Life also showed a high level of investments, almost exclusively in information technology – which is of essential importance to our strategy.

All investments have to meet a yield requirement which guarantees that at least the costs of both the shareholders' equity and the debt capital are recouped. The so-called WACC (Weighted Average Cost of Capital) of Wessanen as a whole stands at 8% after tax. The following acquisitions were made in 2000:

Name	Group	Annual sales*	Acquisition date	Consolidation date
Karl Kemper GmbH & Vegeta GmbH	Convenience Food	EUR 30*	1/7/2000	1/1/2000
Oak Grove Dairy, Inc.	US Dairy	USD 45*	3/1/2000	3/1/2000
Distriborg Groupe SA	Natural & Specialty Foods	EUR 250*	7/7/2000	7/1/2000
Boas BV	Natural & Specialty Foods	EUR 32*	12/22/2000	1/1/2001

* in millions

These acquisitions involved a total amount of EUR 178.5 million, of which EUR 149.9 million was goodwill.
Specific WACCs apply to each activity, taking into account the sector, the risk and the interest rate. The consistent application of WACCs used in the context of the value based management system enables us to select investments that add shareholder value.

Risk management

Attention has already been paid in previous sections to the operational risk profile of the different activities.
Due to the fact that more than 78% of our activities, measured against sales, take place in the United States, the US dollar has had a considerable effect on our result and capital. To implement the divestments the effect on the net income of a change of 1 eurocent in the value of the US dollar is currently approximately EUR 0.35 million. We expect that the divestment will diminish the risk level.

The main foreign currencies for Wessanen outside the eurozone are the US dollar and the English pound. Foreign currency risks relating to operational transactions and interest exposure are managed and hedged at corporate level. In the consolidated profit and loss account, results in foreign currency are calculated at average rates for the year. Translation exposure resulting from the consolidation of foreign subsidiaries in euros are not hedged. These fluctuations are reflected in the consolidated shareholders' equity in the balance sheet at the end of the year.

On balance, the net income in 2000 was positively influenced by approximately EUR 4.7 million due to the conversion of foreign profit and loss accounts and the shareholders' equity of EUR 30.7 million in 2000 (1999: EUR 1.4 million and EUR 48.7 million respectively). In the context of exposure management for foreign exchange and interest rates, Wessanen uses a number of financial instruments, such as currency forward contracts, options and swaps and forward rate contracts. The introduction of the euro has led to a further reduction in the use of such instruments.
The periodical reporting within the group is partly focused on determining compliance of the affiliated companies with the guidelines relating to risk control.

Campari

Once again, Campari scored excellent results in 2000. Progress continued with respect to all the important brands. The result of our participation in Campari amounted to EUR 23.5 million in 2000 as opposed to EUR 20.1 million in the year before. We consider the return on our 35% stake in Campari to be very satisfactory.

In 2000 Campari announced that the company is considering an IPO. In that case, we will reduce our stake.

Quality and environment

General

Our approach to quality and environmental issues forms an integral aspect of our strategic focus. By placing the emphasis on wellness, we regard it as essential that our products are not only 'good' for consumers, but also for the environment. In addition, the recent crises in the European meat-processing industry showed that food safety not only concerns the environment and health but also has direct economic implications.

Strategy

Our strategy with regard to quality and the environment is focused op five main issues: raw materials, product formulation, high product quality, waste flow and energy management. We attach considerable importance to the use of raw materials which are free from genetic manipulation and which have been produced in hygienic conditions according to responsible environmental-technical and ethical principles. We are also striving to manufacture our products in a more and more natural way. At the same time, we aim to achieve continually higher production reliability with sensible waste flows and use of energy.
Through marketing and sales efforts we intend to provide our consumers with more and more information on these matters, which will result in increased awareness. This in turn will act as an incentive for healthy, safe, environmentally-friendly and socially responsible products.

Market developments

SPECIAL ATTENTION TO FOOD SAFETY

In 2000, food safety in Europe was regularly in the news for all the wrong reasons. This has resulted in increased distrust in traditional foods. Our focus on wellness products means that we are striving to provide consumers with a variety of food products containing ingredients that have been cultivated without the use of pesticides, which have been treated as little as possible and which contain few to no genetically manipulated ingredients. Our companies Tree of Life and Distriborg have been meeting the rapidly increasing demand for natural and healthy products for decades, but our cereals, convenience food and dairy companies are also working continuously to improve their products so that these fulfil our high standards.

Results and investments

Our already advanced production facilities were further optimized in 2000 via various programs and fulfil the highest demands on quality. The considerable investments in 2000 have generally been used to increase our production standards further and in doing so restrict the quality risks to an absolute minimum.

In 2000, our Convenience Food Group largely completed the process of making its products completely free of genetically manipulated raw materials. At the same time, we have invested substantially in the production and marketing of vegetarian products. With the acquisition of Vegeta we are now a major producer of vegetarian products in Western Europe and we can therefore offer consumers good alternatives to meat. Although the BSE affair had significant consequences for the consumption of meat in Germany, we have been able to compensate fully for the effect on our sales thanks to the considerably increased demand for vegetarian meal components.

In 2000, Tree of Life ensured that all its branded products were free of genetically manipulated raw materials and made considerable progress with reducing the quantity of used fuel per distributed product. In addition, nine products won National Foods Association prizes for the best organic food. Distriborg completely removed genetically manipulated raw materials from its brand range as well. The audits at its suppliers were seriously intensified and improved.

Our cereal companies have introduced a series of organic products in the United Kingdom. Moreover, this group's entire range was rendered free of genetically manipulated raw materials during 2000 and although we announced in 2000 that our dairy companies are to be sold, we have continually invested in product quality, hygiene and safety in these activities as well.

Information technology

Strategy

Our new focus emphasizes the demand for effective use of IT systems. In 2000, we developed a number of initiatives, both at group level and within our subsidiaries, to raise IT within Wessanen to a higher level.

Electronic communication and operational management systems will play a crucial role in our strategy. Our IT policy is therefore aimed at investments in electronic applications and the development of skills which support the optimal use of these new technologies. The development of efficient supply systems, customer and product information databases and knowledge management systems are the spearhead of our IT policy. In addition, we will continue to invest in Enterprise Resource Planning (ERP) systems in order to optimize our operational management even further. The use of internet technologies, such as extranet applications and e-commerce, is also an important aspect of our strategy.

Market developments

Because e-business is constantly developing, the timing of investments is crucial. During recent years, our investments have been concentrated on ERP systems and these will start to bear fruit in the coming years. Sound ERP systems are allowing us to take initiatives in order to improve our processes by means of internet technologies.
In September 2000, we appointed an Information & Communication Technology staff director. Her tasks include the coordination of our IT strategy and optimal application of the know-how and skills within our organization.

IMPROVEMENT PROCESSES BY MEANS OF INTERNET TECHNOLOGIES

Risk profile

Due to the fact that IT is becoming more and more important to our company processes, our systems are now crucially important to our daily operational management. We were able to restrict the risk of process disruptions to a minimum by using security and backup procedures, the application of robust technologies and by making agreements with reliable suppliers.

Results and outlook

This year, we invested EUR 21 million in large IT projects.

The two most important investments concerned the ERP systems for Tree of Life and Dailycer. During the course of 2001, these systems are to be implemented at Tree of Life and Dailycer.

In 2000, we carried out research within our company into the integration of IT in our organization. The recommendations that this research produced, will be included in our IT strategy and will provide additional direction to our IT investments. During the coming year, our IT expenditure and investments will increase further to support our strategy.

Employees

Introduction

Our employees play a crucial role in the achievement of our ambition and objectives. Thanks to their motivation, considerable effort and high level of professional skill we have been able to make significant steps forward during the past year in our strategic development. The competitive employment markets in which we operate, particularly in the United States, the Netherlands, France and the United Kingdom, meant we were faced with an extra challenge with regard to offering an attractive and challenging working environment.

Strategy and developments

CULTURE AS A BASIS OF PERSONNEL POLICY

Our culture is the basis of our personnel policy. This culture is rooted in a strong conviction that responsibilities should be borne low in the organization, that employees have to be given plenty of space to take initiative and that better achievements should actually result in rewards. A whole package of development and training programs, a direct link between achievements and rewards and a balanced assessment and coaching system therefore enables us to provide an attractive working environment with excellent opportunities for growth.

Instruments

The management trainee system launched several years ago is one of the measures aimed at ensuring that sufficient numbers of talented people are available for senior management positions over time. Participants are given the opportunity to acquire a broad knowledge base within Wessanen in a three year management training program. They are placed in a number of companies across all disciplines and countries, which allows them to develop a broad range of international experience vital to their future careers. Trainees are widely deployed in projects designed to take further the innovation and strategic development of Wessanen. Thus, trainees are involved in e-commerce, strategy development and knowledge management.
Moreover, Wessanen has a three year management training program for young managers. To date, 87 participants of various nationalities have taken part in this program.

The balanced scorecard system also comprises a management assessment system, the so-called Performance Contract. Agreed individual targets based on the balanced scorecard are used as the evaluation standard for intermediate coaching and adjustment as well as final assessment at the end of the year. The bonus incentive program that is linked to the value based management system, completes the performance management system.

In addition to attention being devoted to achieving results, monitoring Wessanen leadership competencies also plays a prominent role in the Performance Contract.
In other words, this means assessing how managers achieve their targets. The main aim of this is to provide a long-term perspective, but the Performance Contract also creates a basis for coaching and the further development of our managers.
The management employment terms and conditions were once again tested against the remuneration standards in the food industry in order to maintain a competitive position on the in the labor market and promote internal mobility.
Communicating in an open way enhances the involvement of our employees.
The Wessanen intranet represents an efficient tool to stimulate motivation, involvement and communication.

Results

Wessanen employed an average of 17,706 employees of many different nationalities in 2000 (1999: 14,912). *Average employment numbers were as follows*

	The Netherlands	Other European countries	US & Canada	Thailand	Total
2000 total current activities	**1,097***	**2,879**	**10,054***	**3,676**	**17,706***
Natural & Specialty Foods	**10**	**814**	**6.515**	-	**7,339**
Cereals	**186**	**1,178**	-	-	**1,364**
Convenience Food	**351**	**596**	-	**3,676**	**4,623**
Dairy United States	-	-	**3,536**	-	**3,536**
Dairy Europe	**500**	**291**	-	-	**791**
1999 total current activities	1,147*	1,904	8,767	3,094	14,912*
Natural & Specialty Foods	-	-	5,521	-	5,521
Cereals	198	1,261	-	-	1,459
Convenience Food	345	366	-	3,094	3,805
Dairy United States	-	-	3,246	-	3,246
Dairy Europe	555	277	-	-	832

* also including corporate staff (2000: 53, 1999: 49)

The increase in staff numbers is largely due to the acquisitions in France and the United States. Total employment costs increased from EUR 442.4 million to EUR 584.8 million, an increase of 32.2%.

The corporate balanced scorecard is used to monitor a number of human resources ratios, such as management, quality and succession potential.
The internal succession potential for top management positions stands at around 50%. Our aim is to appoint around 75% from within the group.

In 2000, Wessanen held constructive talks with works councils and trade unions on reorganizations, acquisitions and organizational changes. In September 2000, the agreement which regulates cooperation between the European Works Council and the company expired. A new agreement has now been reached with the current European Works Council.

In the field of management development, a further integration of the approach in the United States and Europe is to be carried out, which will result in a single training program for the entire Wessanen top management. We will also complete the implementation of the Performance Contract.

The dedication of our employees and the way they fulfil their tasks continue to be vitally important. We have nothing but admiration for their efforts and involvement during the past year.

Amstelveen, February 22, 2001

Executive Board
Mac Zondervan, chairman
Koos Kramer
Rick Thorne



14.36 sip of fresh orange juice, glance out of the window; perfect; a nice breath of fresh air! 14.42 get changed and shave again; nice and smooth 14.47 a sense of excitement: a new spot, Marianne's idea, always fun: a nice surprise 14.49 boots on, route description in my pocket 14.54 in the car 15.30 at the agreed car park right on time, there she is, 'hop in!' 15.37 leave the main road; difficult terrain, sandy ground, bumpy

15.52 'this is where we get out' 'here? not a restaurant in sight!' 'it'll all be ok' 15.59 'right, you sit down here and I'll go inside to order their best snacks' 'Marianne you're great; it's absolutely perfect here'

Message from the Supervisory Board

To the Annual General Meeting of Shareholders, to be held on April 4, 2001

Report for the year 2000

In accordance with the articles of association, the 2000 financial statements prepared by the Executive Board and audited by KPMG Accountants N.V., Amstelveen, as well as the report of the Executive Board, have been submitted to our Board.

We concur with the financial statements and the 2000 profit distribution proposal contained therein. We recommend that the Annual General Meeting of Shareholders adopt these financial statements and the members of the Executive Board be granted discharge from responsibility for their management and the members of the Supervisory Board for their supervision thereof, insofar as said management is reflected in the financial statements.

During the year under review, the Supervisory Board was regularly informed by the Executive Board about operational developments and five meetings were held. In addition to the four regular meetings, one extra meeting was convened to discuss corporate strategy.
In addition to the usual subjects, such as operational developments, operating results and the financial position, the following items were discussed: budgets, long-term plans, acquisitions and divestments. Special attention was given to market developments and the related impact on the corporate strategy.
In September the Supervisory Board visited a number of companies in the United States together with the Executive Board and had an extensive exchange of views with local management both on internal and on market developments.
All Supervisory Board members attended the Annual General Meeting of Shareholders held on April 14.

An in-depth analysis of market developments has induced the Board to make a major change in strategy. The increased focus of the strategy implies that Wessanen aims at the position of international market leader in the marketing and distribution of natural and specialty foods for the health and quality-conscious consumer. The divestments of the dairy activities are directly linked to this strategic choice. The Supervisory Board is confident that Wessanen's market position will be reinforced by the increased focus on wellness.

By rotation, Messrs. O.H.A. van Royen and J.A.N. van Dijk will resign from the Supervisory Board this year. Mr Van Royen is not eligible for reappointment.

The Supervisory Board is grateful to Mr Van Royen for his contribution and dedication, and the personal way in serving the company as a member of the Supervisory Board for a period of nine years. The Joint Meeting proposes to the Annual General Meeting of Shareholders to reappoint Mr Van Dijk for a period of four years and to appoint Mr F.H.J. Koffrie as member of the Supervisory Board, also for a period of four years. The number of members of the Supervisory Board will thus remain unchanged.

The Supervisory Board is grateful to all Wessanen personnel for the results achieved and expresses its gratitude for their great efforts and dedication.

Amstelveen, February 22, 2001

Supervisory Board
G. van Schaik, chairman
H. Wiegel, vice-chairman
J.A.N. van Dijk
O.H.A. van Royen
K.J. Storm

Information Supervisory Board

G. van Schaik (70), chairman
Former Chairman of the Board of Managing Directors of Heineken N.V., Dutch nationality, appointed member of the Supervisory Board in April 1995, resignation in 2002 (not eligible for reappointment).
Most important additional functions: Chairman of the Supervisory Board of Martinair Holland N.V., Koninklijke Verkade N.V., BCD Holdings B.V. and Koopmans Koninklijke Meelfabrieken B.V.; vice-chairman of the Supervisory Board of Pon Holdings B.V.; member of the Supervisory Board Sara Lee/DE N.V. and SHV Holdings N.V.; chairman Stichting Preferente Aandelen Buhrmann N.V.

H. Wiegel (59), vice-chairman
Chairman of Zorgverzekeraars Nederland, Dutch nationality, appointed member of the Supervisory Board in April 1991, resignation in 2004 (eligible for re-appointment).
Most important additional functions: Member Supervisory Board of N.V. Bouwfonds Nederlandse Gemeenten, Copaco N.V., Nederlands Omroepproductie Bedrijf (NOB),

De Meeuw B.V., N.V. Grontmij and Van Gansewinkel B.V.; board member of Stichting Administratiekantoor Sara Lee/DE, and Coöperatie Achmea Verzekeringsgroep; chairman Centraal Brouwerij Kantoor (CBK).

J.A.N. van Dijk (62)
Former Senior Vice President Sara Lee Corporation and member Board of Management Sara Lee/DE N.V., Dutch nationality, appointed member of the Supervisory Board in April 1997, resignation in 2001 (eligible for reappointment).
Most important additional functions: Member Supervisory Board of Koninklijke Auping N.V., Delta Lloyd Nuts Ohra N.V., Transavia Airlines B.V., and C.V. Verenigde Bloemenveilingen Aalsmeer (V.B.A.) B.A.; chairman of the Supervisory Board of the University of Utrecht.

O.H.A. van Royen (71)
Former chairman of Board of Managing Directors of Koninklijke Hoogovens N.V., Dutch nationality, appointed member of the Supervisory Board in March 1992, resignation in 2001 (not available for reappointment).
Most important additional functions: Member Supervisory Board of Koninklijke Nedlloyd Groep N.V.; board member of Algemene Energie Raad and Instituut Nederlandse Kwaliteit.

K.J. Storm (58)
Chairman of Board of Managing Directors of AEGON N.V., Dutch nationality, appointed in April 1996, resignation in 2004 (eligible for reappointment).
Most important additional functions: Member Supervisory Board of Drie Mollen Holding N.V. and Laurus N.V.; member of Executive and General Board Vereniging VNO-NCW.

The members of the Supervisory Board hold no shares or depository receipts in the company. They have no exchange-traded options on either shares or depository receipts in the company. No options on either shares or depositary receipts the company will be issued to the members of the Supervisory Board. Remuneration of the members of the Supervisory Board is not related to the performance of the company.

The regulations for the Supervisory Board provide for a remuneration and nomination committee. In 2000 Mr. G. van Schaik and Mr. H. Wiegel were members of this committee.



11.42 just time for an apple, do some reading 11.45 drop in on Henry to pick up the amended checklist 11.47 along the corridor, a glance out of the window; the weather is still good, great! 11.55 Hans calls concerning the stagnation in the development project; promised location now unavailable; disaster! 12.03 coffee, have to instructHenry; a new location has to be found 12.09 'Hi'; Inez appears at the door asking about tomorrow's presentation, 'over lunch?' 'OK' 12.11 telephone call to the bank; how much leeway is there? 12.26 Hans with details of a new location, even better than what we had; crises are always good for something!

12.36 collect Inez, 'shall we take the stairs?' 12.40 there's that organic jam again; joy at little things, 'oh, you've gone for the healthy stuff as well: natural multi-juice and cereals' 12.44 the spot in the corner is free; perfect! 'we are going to surprise them tomorrow!'

Accounting principles

Consolidation

The consolidated financial statements of Koninklijke Wessanen include the financial statements of the company and its group companies. Group companies are defined as:

- companies of which, directly or indirectly, more than 50% of the voting rights can be exercised at the annual general meeting,
  or
- companies of which the majority of the statutory directors or supervisory directors can be appointed or dismissed,

but only if these companies form an integral part of the economic entity of the group.

The assets, liabilities and results of all group companies are fully consolidated, while the minority interests of third parties are stated separately.
In accordance with Sections 379 and 414, Title 9, Book 2 of the Dutch Civil Code, a list of the consolidated group companies and unconsolidated participations is deposited at the Trade Register of the Amsterdam Chamber of Commerce.

Principles for valuation

Income and shareholders' equity are determined on the basis of historical cost.
The amounts presented in the balance sheet are based on the historical cost, less any necessary provisions.

Revenue recognition

Net sales represent the proceeds of goods delivered to third parties, less any VAT.
Revenues are recognized on the delivery of goods and services. Costs are charged to income in the period in which they are incurred or matched against the related income.

Foreign currency

Transactions in foreign currencies are recorded using the exchange rate in effect on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated into euro at exchange rates in effect at the balance sheet date. Any exchange rate differences arising are included in the income statement.
Group companies outside the Netherlands are considered as independent foreign entities.
The financial figures of these group companies are translated into euro from the currency in which these group companies predominantly perform their business (functional currency).

Results of foreign operations are translated using average exchange rates. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Differences arising on the translation of the invested capital in foreign group companies and from related permanent group financing are taken directly in shareholders' equity.

The exchange rates for one euro are:

	2000		1999	
	Average rate	Year end rate	Average rate	Year end rate
US dollar	**0.92**	**0.93**	1.06	1.01
Great Britain pound	**0.61**	**0.62**	0.66	0.62

Financial instruments

Financial instruments are used in order to manage interest rate risk and foreign exchange risk. These instruments are stated at market value and any changes in the value of the instruments at the balance sheet date are taken into net income. Where derivatives are used to hedge future transactions that are highly probable the result based on market value is deferred until the related transactions occur.

Interest rate differences arising from financial instruments used to hedge interest rate risks are recognized as financial income and expenses.

Goodwill

Goodwill is the excess of the purchase price of acquisitions over the net asset value at the time of acquisition determined in accordance with the accounting principles of the company. Goodwill is charged directly to shareholders' equity, net of any related tax effect.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation calculated according to the straight-line method on the basis of their economic life. Land is not depreciated. The economic life of the property, plant and equipment, on which the depreciation is based, is as follows:

Buildings and offices	30 years
Machinery and equipment	10-15 years
Computers, including software	3-5 years
Other	3-5 years

Assets not in use are recorded at the lower of their book value or market value.

Financial fixed assets

Investments in associates over which significant influence is exercised in the financial and operating policies are valued at net asset value.
Securities and investments over which no significant influence is exercised are valued at their cost price. Due to the predominantly non-current nature deferred tax receivables are presented separately under financial fixed assets.

Inventories

Inventories of raw materials, semi-finished products and finished products and inventories of supplies and packaging materials are stated at the lower of historical cost or market value. Inventory is valued using the FIFO (first-in, first-out) method. The value of semi-finished products and finished products includes the cost of raw materials, direct production costs and, if applicable, allocated indirect production costs such as maintenance, production planning and manufacturing overhead. If necessary, provisions for inventory obsolescence and anticipated extraordinary declines in value are deducted.

Maintenance materials, machine parts and promotion materials are expensed due to their insignificant value.

Income taxes

Income taxes are calculated on the basis of tax regulations applicable in the countries of operation.

Deferred income taxes, arising from differences between the tax valuation and the accounting valuation of assets and liabilities are recorded to the extent that such deferred taxation will be payable or recoverable in the future. Deferred tax balances are based upon the nominal rates effective in the various countries concerned. Deferred tax assets, including those resulting from tax loss carry forwards, are recognized to the extent that it is reasonable to assume that they will be recovered.

Deferred tax liabilities on future dividends from foreign group companies are recognized unless the distribution of dividends is not being considered.

Consolidated income statement

in millions euro, unless stated otherwise

	2000		1999	
Net sales		3,933.8		3,016.0
Raw materials and supplies	2,583.5		1,968.9	
Personnel expenses	584.8		442.4	
Depreciation of property, plant and equipment	58.0		52.2	
Other operating expenses	553.7		432.0	
Operating expenses		3,780.0		2,895.5
Operating result		153.8		120.5
Interest income	0.5		1.4	
Interest expenses	(39.0)		(21.5)	
Financial income and expenses, net		(38.5)		(20.1)
Income from ordinary activities before taxes		115.3		100.4
Taxes on income from ordinary activities		(40.2)		(39.0)
Income from participations		24.4		20.5
Minority Interest		(1.3)		(0.3)
Net income		98.2		81.6
Net income per share of NLG 2.- (EUR 0.91)				
Net income (*in euro*)		1.16		0.95
Diluted earnings (*in euro*)		1.15		0.94

Consolidated balance sheet as of December 31

after appropriation of 2000 net income, in millions euro

	2000	1999
Fixed assets		
Property, plant and equipment		
Land and buildings	**178.6**	170.9
Machinery and equipment	**196.5**	196.9
Other	**66.9**	34.5
	442.0	402.3
Financial fixed assets	**292.0**	258.9
	734.0	661.2
Current assets		
Inventories	**418.4**	361.8
Accounts receivable and prepayments	**589.3**	451.2
Cash	**6.0**	16.5
	1,013.7	829.5
	1,747.7	1,490.7

	2000	1999
Shareholders' equity		
Share capital	**78.7**	78.2
Paid-in surplus	**166.3**	166.8
Other reserves	**228.1**	316.0
	473.1	561.0
Minority interest	**3.8**	0.8
Group equity	**476.9**	561.8
Provisions	**37.8**	39.3
Long-term liabilities	**192.0**	253.9
Current liabilities		
Banks	**389.1**	200.5
Accounts payable	**307.6**	242.2
Accrued expenses and other liabilities	**344.3**	193.0
	1,041.0	635.7
	1,747.7	1,490.7

Consolidated statement of cash flows

in millions euro, unless stated otherwise

	2000	1999
Operating activities		
Net income from ordinary activities after taxes	**98.2**	81.6
Depreciation property, plant and equipment	**58.0**	52.2
	156.2	133.8
Changes in		
□ inventories	**(0.3)**	(24.4)
□ accounts receivable and prepayments	**(18.7)**	(54.7)
□ provisions	**(7.7)**	(15.6)
□ deferred tax assets	**20.8**	13.8
□ accounts payable, accrued expenses and other current liabilities	**0.1**	46.2
Income from investments in associates	**(24.4)**	(20.5)
Minority interest	**1.3**	0.3
Dividend received from investments in associates	**11.8**	10.3
Cash flow from operating activities	**139.1**	89.2
Investments		
Purchase of property, plant and equipment	**(80.7)**	(52.5)
Disposal of property, plant and equipment	**1.9**	5.3
Financial fixed assets	**(11.0)**	-
Purchase price acquisitions	**(178.5)**	(258.9)
Divestments	**11.3**	-
Cash flow from investing activities	**(257.0)**	(306.1)
Financing		
Long-term liabilities	**(116.0)**	84.0
Short-term financing	**281.5**	161.6
Dividend paid	**(44.5)**	(43.3)
Purchase of own shares (net)	**(22.2)**	-
Cash flow from financing activities	**98.8**	202.3
Change in cash	**(19.1)**	(14.6)

Notes to the consolidated statement of cash flows

in millions euro, unless stated otherwise

The cash flow statement takes into account all non-cash movements in the balance sheet e.g. translation differences on assets and liabilities denominated in foreign currencies and the effects of acquisitions and disposals.
The cash flow can best be explained by the following schedule:

	Balance sheet movements	Exchange rate differences	Aquisitions/ divestments	Reclass current portion	Net balance sheet movements
Movements in working capital					
Inventories	56.6	(25.8)	(30.5)	-	**0.3**
Accounts receivable and prepayments	138.1	(26.7)	(92.7)	-	**18.7**
Accounts payable, accrued liabilities and other current liabilities	(216.7)	21.0	84.4	111.2	**(0.1)**
	(22.0)	(31.5)	(38.8)	111.2	**18.9**
Movements in provisions	1.5	1.0	5.2	-	**7.7**
Movements in financing and banks					
Long-term liabilities	61.9	25.3	28.8	-	116.0
Bank overdrafts	(188.6)	8.6	9.7	-	(170.3)
Current position of long-term debts	-	-	-	(111.2)	(111.2)
	(188.6)	8.6	9.7	(111.2)	(281.5)
The change in cash can be explained as follows:					
Banks	(10.5)	(8.6)	-	-	(19.1)

The other balance sheet movements are explained in the notes to the specific balance sheet accounts.

Notes to the consolidated income statement

in millions euro, unless stated otherwise

Financial information by segment

The company's activities are carried out through five separate business segments: Natural & Specialty Foods, Cereals, Convenience Food, Dairy USA and Dairy Europe. The most important financial data regarding these segments are given below.

	Sales		Operating result		Book value operating assets	
	2000	1999	2000	1999	2000	1999
Natural & Specialty Foods	**1,928.4**	1,275.7	**57.0**	43.6	**614.8**	446.6
Cereals	**232.6**	227.8	**20.5**	17.9	**136.4**	144.4
Convenience Food	**206.3**	164.7	**9.8**	6.5	**103.9**	99.6
Dairy United States	**1,261.6**	1,036.8	**56.7**	46.1	**401.3**	351.9
Dairy Europe	**304.9**	311.0	**20.2**	20.1	**152.3**	151.8
Non allocated	-	-	**(10.4)**	(13.7)	**339.0**	296.4
Total	3,933.8	3,016.0	**153.8**	120.5	1,747.7	1,490.7

	Operating liabilities		Depreciations		Net capital expenditures	
	2000	1999	2000	1999	2000	1999
Natural & Specialty Foods	**199.9**	110.0	**7.5**	5.5	**23.3**	6.2
Cereals	**49.0**	43.9	**12.0**	10.7	**10.6**	11.9
Convenience Food	**36.2**	28.7	**7.0**	9.0	**5.7**	0.5
Dairy United States	**65.9**	69.5	**23.2**	17.9	**35.2**	24.3
Dairy Europe	**64.7**	61.1	**8.3**	9.1	**4.0**	4.3
Non allocated	**855.1**	615.7	-	-	-	-
Total	1,270.8	928.9	**58.0**	52.2	78.8	47.2

The above segment information relates to the operating activities of the respective segments. Non-operating results, assets and liabilities such as financing and tax related items have not been allocated to segments.

The accounting principles applied are set forth on pages 51 through 54.

Geographic segments

The geographic of net sales is based upon the location of customers. The geographic analyses of operating assets and capital expenditure are based upon the location of assets.

	Net sales		Book value operating assets		Net capital expenditures	
	2000	1999	2000	1999	2000	1999
The Netherlands	**112.3**	109.2	**165.8**	180.5	**6.9**	7.3
Other European countries	**722.7**	560.8	**329.0**	203.5	**13.2**	8.8
U.S.A. and Canada	**3,066.3**	2,312.9	**880.9**	778.5	**57.9**	30.4
Other countries	**32.5**	33.1	**33.0**	31.8	**0.8**	0.7
Non allocated	-	-	**339.0**	296.4	-	-
Total	3,933.8	3,016.0	1,747.7	1,490.7	78.8	47.2

Personnel expenses

	2000	1999
Wages and salaries	**465.5**	354.4
Social security charges	**100.7**	73.6
Pension costs	**18.6**	14.4
	584.8	442.4

Pension costs are mainly charged by pension funds and based on actuarial calculations. The average number of employees in 2000 is 17,706 (1999: 14,912). The members of the Supervisory Board received a remuneration of EUR 101,000 (1999: EUR 101,000).
The total remuneration borne by the company with regard to the three (1999: four) statutory directors amounted to EUR 2,392,000 (1999: EUR 4,376,000).

Other operating expenses

	2000	1999
Selling, advertising and promotion costs	**180.9**	146.6
Delivery excluding personnel costs	**189.9**	132.4
Other	**182.9**	153.0
	553.7	432.0

Taxes on income from ordinary activities

The taxes on income from ordinary activities were 40.2 (1999: 39.0) being 34.9% (1999: 38.8%).
The most important components of the tax expenses are as follows:

	2000	1999
Current tax expense	**21.0**	32.7
Deferred taxation relating to origination and reversal of temporary differences	**14.2**	4.9
Deferred taxation relating to tax loss carry forward	**5.7**	1.5
Other	**(0.7)**	(0.1)
Total	**40.2**	39.0

The operating activities are subject to income taxes in various countries with the tax rates between 30% and 45%. The reconciliation of the effective tax and the average tax rate is as follows:

	2000	1999
Weighted average of legal tax rates*	**39.4%**	39.9%
Tax effects of:		
▫ utilization of unrecognized tax losses	**(0.7%)**	-
▫ unrecognized tax losses	**2.4%**	2.1%
▫ non-deductible expenses and tax-exempt income	**0.8%**	(0.1%)
▫ group financing income	**(4.9%)**	(3.1%)
▫ other	**(2.1%)**	-
Effective tax rate	**34.9%**	38.8%

Income statement of the company

Pursuant to Section 402, Title 9, Book 2 of the Dutch Civil Code, income from participating interests is presented separately in the company's income statement.

** The weighted average tax rate is based on the result from ordinary activities before taxes at the legal tax rate in the various countries.*

Notes to the consolidated balance sheet as of December 31

after appropriation of 2000 net income, in millions euro

Fixed assets

Property, plant and equipment

Movements in property, plant and equipment during 2000 are specified as follows:

	Land and buildings	Machinery and equipment	Other	Under construction and pre-payment	Total 2000	Total 1999
Net book value opening balance	170.9	196.9	13.9	20.6	**402.3**	348.1
Translation adjustments	5.8	8.4	1.0	1.3	**16.5**	29.3
Investments	9.9	31.0	6.8	33.0	**80.7**	52.5
Sale of assets	(0.2)	(0.2)	(1.0)	(0.5)	**(1.9)**	(5.3)
Acquisitions/divestments	2.0	(7.4)	6.4	1.4	**2.4**	29.9
Completed constructions	0.9	7.7	(0.5)	(8.1)	-	-
Depreciation	(10.7)	(39.9)	(7.4)	-	**(58.0)**	(52.2)
Net book value at year end	178.6	196.5	19.2	47.7	**442.0**	402.3
Accumulated depreciation	57.8	173.5	11.9	-	**243.2**	205.6
Historical cost	236.4	370.0	31.1	47.7	685.2	607.9

Financial fixed assets

Movements in financial fixed assets are as follows:

	Participating interests	Deferred tax receivables	Other long-term receivables	Total financial fixed assets
Net book value opening balance	161.8	84.4	12.7	258.9
Income from participations	24.4	-	-	24.4
Dividend received	(11.8)	-	-	(11.8)
Additions due to acquisitions	4.4	30.8	2.2	37.4
Divestments	(11.3)	-	-	(11.3)
Translation adjustments	0.8	5.9	1.0	7.7
Capital increase	10.2	-	-	10.2
Consolidated	(2.6)	-	-	(2.6)
Other movements	0.2	(20.8)	(0.3)	(20.9)
Net book value at year end	176.1	100.3	15.6	292.0

The deferred tax is specified on page 68.
Of the above deferred tax receivables, an amount of 16.0 is expected to reverse within one year.
Other long-term receivables relate mainly to loans. The fair value of the loans is approximately equal to the book value.

Current assets

	2000	1999
Inventories		
Raw materials and supplies	**47.2**	43.0
Semi-finished products	**21.5**	21.0
Finished products	**347.6**	294.2
Prepayments on inventories	**2.1**	3.6
	418.4	361.8
Accounts receivable and prepayments		
Trade receivables	**468.3**	382.6
Other accounts receivable and prepayments	**121.0**	68.6
	589.3	451.2

In determining the provision for bad debts, both existing and potential risks of uncollectability are taken into account.

	2000	1999
Cash		
Banks and cash	6.0	16.5

Cash is defined as cash, bank balances and cash equivalents consisting of highly liquid short-term deposits. These are recorded at nominal value.

	2000	1999
Shareholders' equity		
Balance at beginning year	**561.0**	601.6
Net income	**98.2**	81.6
Translation adjustments	**30.7**	48.7
Goodwill	**(149.9)**	(126.7)
Purchase of own shares (net)	**(22.2)**	-
Dividend	**(50.3)**	(49.9)
Increase resulting from stock dividend and exercise of stock options	**5.6**	5.7
Balance at year end	473.1	561.0

For further information see notes to the unconsolidated financial statements of the company.

	2000	1999
Provisions		
Deferred tax liabilities	**10.0**	0.3
Pensions and early retirement	**10.7**	12.3
Reorganizations	**10.5**	21.1
Other provisions	**6.6**	5.6
	37.8	39.3

Deferred tax liabilities arise primary from temporary differences between the accounting and tax valuation of property, plant and equipment, inventories and provisions. The provision is based upon the standard tax rates applicable in the various countries and is of a long-term nature.

The deferred tax liabilities and deferred tax assets comprise of the following tax effects of temporary differences and tax losses:

	2000	1999
Tax deductible goodwill	**102.0**	71.9
Depreciation differences on property, plant and equipment	**(32.9)**	(26.3)
Provisions	**11.4**	21.9
Loss carry forward	**12.7**	14.6
Other tax differences	**(2.9)**	2.0
	90.3	84.1
Classified as deferred tax receivables	**100.3**	84.4
Classified as deferred tax liabilities	**10.0**	0.3

The provision for pensions, which is primarily of a long-term nature, is stated at present value using a market rate of interest according to actuarial calculations and covers pension commitments not vested in the company's pension funds or industry pension funds. All other pension commitments are covered by the company's pension funds or industry pension funds.

The provision for early retirement is of a long-term nature and is not vested in the company's pension funds or industry pension funds. This long-term provision is stated at present value based on a market rate of interest and estimated life expectancies. The provision decreased due to a gradual shift from early retirement schemes to flexible pension settlements.

Reorganization provisions were mainly of a short-term nature.

Movements in provisions for reorganization during 2000 are as follows:

	2000	1999
Balance at beginning year	**21.1**	32.3
Additions charged against income	**1.2**	2.5
Additions on acquisitions	**5.0**	-
Reorganization expenses	**(16.7)**	(14.6)
Release of prior year provisions	**(0.5)**	(0.5)
Translation adjustments	**0.4**	1.4
Balance at year end	**10.5**	21.1

Other provisions are mainly for claims and are of a long-term nature.
Provisions related to specific assets are deducted from the carrying amount of those assets.

Long-term liabilities

The composition of the long-term liabilities and their maturity is as follows:

	Amount outstanding		Maturing after 5 years	
	2000	1999	2000	1999
Amounts owed to credit institutions:				
○ Fixed interest rates	**6.2**	5.7	**4.2**	4.3
○ Floating interest rates	**17.0**	3.0	**3.9**	3.0
Other interest bearing liabilities:				
○ Fixed interest rates	**157.1**	234.5	**2.4**	-
○ Floating interest rates	**11.7**	10.7	**8.7**	5.1
	192.0	253.9	**19.2**	12.4

The other interest bearing liabilities are mainly denominated in US dollars.
Payments due in 2001 are included in current liabilities.

The weighted average maturity of the loans outstanding as of December 31, 2000, is 3.1 years (*1999:* 3.9 years) and the average interest rate is 7.5% (*1999:* 7.6%).

Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of amounts due within one year and are specified as follows:

	2000	1999
Current portion of long-term liabilities	**116.9**	5.7
Income tax liabilities	**10.7**	6.1
Other tax liabilities and social securities payable	**6.8**	9.5
Pensions payable	**3.0**	1.0
Dividend payable	**37.3**	38.3
Other accrued expenses and other liabilities	**169.6**	132.4
	344.3	193.0

Financial instruments

Summarized below is additional information about the primary financial instruments and derivatives that are used to manage foreign exchange and interest rate risks.

Foreign exchange risk

The main purpose of using foreign exchange instruments is to limit currency exposure. In addition to hedge balance sheet exposure, foreign exchange instruments may be used to hedge future positions that are likely to materialize e.g. the purchase of raw materials and the sale of products in export markets, but also certain anticipated incidental transactions. Currency options and forward contracts are used to manage foreign exchange exposure. Foreign exchange derivatives are stated at market value.

At year end 2000 the outstanding amounts on foreign currency purchase and sell contracts were 112.4 and 509.6 respectively. These contracts were for 533.7 US dollar and for 50.4 Thai baht against the euro. The US dollar currency forwards primarily relate to the sale of net US dollar proceeds arising on the anticipated disposal of the US dairy activities. At the end of 2000 the market value of the forward contracts represents an unrealized gain of 32.2. At the end of 2000 no option contracts were outstanding.

The translation exposure relating to the net investment in foreign group companies and the related long-term group financing is not hedged.

Interest rate risk

In principle, the company finances fixed assets and a part of current assets with equity and long-term fixed rate debt. The remainder of current assets is financed by short-term debt with floating interest rates. To manage the risk of the floating interest rates the company has the possibility to enter into swap contracts and Forward Rate Agreements (FRAs). At year end no swap contracts and FRAs were outstanding.

Credit risk

Credit risk on financial instruments is defined as the loss that would occur if counterparties do not honor their contractual obligations. The company's activities involve the marketing and distribution of food products primarily in partnership with retail customers. As a consequence, a concentration of credit risk exists for customers in the supermarket channel. With regard to financial transactions it is the company's policy to trade only with reliable and solid financial institutions, which reduces risk of counterparties being unable to meet their contractual obligations. The maximum credit risk at December 31, 2000, for on-balance instruments is equal to the book value. The maximum credit risk at December 31, 2000, for off-balance instruments is considered minimal.

Fair value of financial instruments

	Fair value		Carrying amount	
	2000	1999	2000	1999
Assets:				
○ Cash	**6.0**	16.5	**6.0**	16.5
○ Accounts receivable and prepayments	**589.3**	451.2	**589.3**	451.2
○ Other long-term receivables	**15.6**	12.7	**15.6**	12.7
Liabilities:				
○ Long-term liabilities	**203.4**	272.7	**192.0**	253.9
○ Banks	**389.1**	200.5	**389.1**	200.5
○ Accounts payable	**307.6**	242.2	**307.6**	242.2
Derivatives:				
○ Currency exchange agreements (net)	**32.2**	(0.5)	**1.0**	(0.6)

Methods and assumptions for calculation of the market values:

- Cash, accounts receivable and accounts payable
  The carrying amounts approximate fair value because of the short maturity of those instruments.
- Other long-term receivables
  The fair value is based upon the estimated market prices or, where receivables are interest bearing, at market interest rates.
- Long-term liabilities
  The fair value is calculated on the basis of the net present value of the expected future cash flows, based on market interest rates relating to these instruments.
- Currency exchange agreements
  The fair value is the amount that the company would receive or pay to terminate the exchange agreements, taking into account currency exchange rates and remaining maturities.

Contingent liabilities and commitments not included in the balance sheet

Total long-term rental and lease commitments amount to 218.7 (1999: 185.8) of which 45.2 is payable in 2001 and 50.2 after 2005. The net present value of the future rental and lease payments is 186.0 (1999: 157.6) calculated, based on market interest rates.

With regard to non-consolidated participations no guarantees were issued.

Commitments to purchase property, plant and equipment as of December 31, 2000, totalled 2.7 (1999 year end: 4.4).

Income statement of the company

in millions euro

	2000	1999
Income from participating interests	**98.6**	81.1
Other income and expenses	**(0.4)**	0.5
Net income after taxes	98.2	81.6

Appropriation of net income *

	2000	1999
Transferred to reserves	**47.9**	31.7
Dividend	**50.3**	49.9
	98.2	81.6

Balance sheet of the company as of December 31

After appropriation of 2000 net income, in millions euro

	2000	1999
Financial fixed assets	**552.0**	583.3
Current assets	**25.7**	19.3
	577.7	602.6

	2000	1999
Shareholders' equity	**473.1**	561.0
Current liabilities	**104.6**	41.6
	577.7	602.6

** Appropriation of net income for 2000 is described on page 80*

Notes to the balance sheet of the company as of December 31

in millions euro, unless stated otherwise

Financial fixed assets (investments in group companies)	2000	1999
Balance at beginning year	**583.3**	580.2
Net income	**98.6**	81.1
Goodwill	**(149.9)**	(126.7)
Translation adjustments	**30.7**	48.7
Other movements	**(10.7)**	-
	552.0	583.3

Investments in group companies are stated at net asset value, which is determined on the basis of the company's accounting principles as described on page 51 through 54.

Current assets	2000	1999
Receivables from group companies	**23.6**	19.0
Other receivables	**2.1**	0.3
	25.7	19.3

Shareholders' equity	2000	1999
Share capital	**78.7**	78.2
Paid-in capital	**166.3**	166.8
Translation adjustment reserve	**66.0**	35.3
Legal reserve	**67.1**	51.7
General reserve	**95.0**	229.0
	473.1	561.0

Exchange rate differences arising from the translation of the financial statements of foreign group companies and related foreign currency borrowings are recorded as a separate component of shareholders' equity.

Share capital	2000	1999
Balance at beginning year	**78.2**	77.8
Increase resulting from dividend and exercised options	**0.5**	0.4
Balance at year end	78.7	78.2

The number of NLG 2.- (EUR 0.91) par value common shares issued and outstanding at December 31, 2000, amounts to 86,724,613 (1999: 86,158,533). The members of the Executive Board do not own any common shares or depositary receipts in the company.

Paid-in capital	2000	1999
Balance at beginning year	**166.8**	167.2
Shares issued and charged to paid-in capital	**(0.5)**	(0.4)
Balance at year end	166.3	166.8

All of the paid-in capital is distributable. Under Dutch tax legislation, a distribution in the form of shares is tax-exempt for the recipient if the recipient is subject to personal income tax in the Netherlands.

Translation adjustment reserve	2000	1999
Balance at beginning year	**35.3**	(13.4)
Movements in current year	**30.7**	48.7
Balance at year end	66.0	35.3

Legal reserve	2000	1999
Balance at beginning year	**51.7**	40.0
Transfer from the general reserve	**15.4**	11.7
Balance at year end	67.1	51.7

General reserve	2000	1999
Balance at beginning year	**229.0**	330.0
Net income	**98.2**	81.6
Goodwill	**(149.9)**	(126.7)
Purchase of own shares (net)	**(22.2)**	-
Dividend	**(50.3)**	(49.9)
Transfer from stock dividend	**5.6**	5.7
Transfer to legal reserve	**(15.4)**	(11.7)
Balance at year end	**95.0**	229.0

Stock option plan

The company has a stock option plan, whereby each option represents one share. The plan has been set up to increase the employees' commitment to the company.

Options have been granted to approximately 300 employees at the market price prevailing at the time the options were granted. Interest-free loans are provided to the option holders in the Netherlands for the related taxes. The loans are settled at execution.

As of 2000 year end the following number of options were outstanding:

Issued in	Balance year end 1999	Issued in 2000	Exercised/ expired	Balance year end 2000	Excercise price (euro)	To be exercised before
Executive Board (incl. former members)						
September 1996	133,000	-	-	**133,000**	11.84	September 2001
April 1997	165,000	-	-	**165,000**	15.38	April 2002
March 1998	147,500	-	-	**147,500**	15.11	March 2003
August 1999	60,000	-	-	**60,000**	11.90	August 2004
April 2000	-	100,000	-	**100,000**	10.00	April 2005
Subtotal	505,500	100,000	-	**605,500**		
Other employees						
September 1996	141,587	-	29,875	**111,712**	11.84	September 2001
April 1997	276,025	-	7,525	**268,500**	15.38	April 2002
March 1998	376,875	-	1,250	**375,625**	15.11	March 2003
August 1999	316,585	-	23,575	**293,010**	11.90	August 2004
April 2000	-	463,330	49,250	**414,080**	10.00	April 2005
Subtotal	1,111,072	463,330	111,475	**1,462,927**		
Total	1,616,572	563,330	111,475	2,068,427		

The average term of exercised stock options is 1.9 years.
If all stock options are exercised, shareholders' equity will increase by 26.8 (1999: 24.1).

Purchase of own shares

To prevent dilution of the earnings per share due to exercising of stock options 2,162,472 shares were purchased in 2000 for 23.0. The purchase costs have been reported in other reserves.
The movements in 2000 are:

Total purchased	**2,162,472**	shares
Option rights excercised	**78,325**	shares
Balance at year end	2,084,147	shares

	2000	1999
Current liabilities		
Dividend payable	**37.3**	38.3
Liabilities to group companies	**63.5**	1.9
Other current liabilities	**3.8**	1.4
	104.6	41.6

Current liabilities are due within one year.

Contingent liabilities and commitments not included in the balance sheet

The company has assumed liability for debts of group companies, up to a total of 386.0 (1999: 308.8). The related guaranteed debts are included in the consolidated balance sheet for an amount of 386.0 (1999: 308.8).

The company has also assumed liability for the Dutch group companies whose financial statements have been included in the consolidated financial statements, as provided for in Section 403, sub 1, Title 9, Book 2 of the Dutch Civil Code. This implies that these group companies are not required to prepare their financial statements in every respect in accordance with Title 9 of Book 2 and are not required to publish these either.

Amstelveen, February 22, 2001

Supervisory Board

G. van Schaik, chairman
H. Wiegel, vice-chairman
J.A.N. van Dijk
O.H.A. van Royen
K.J. Storm

Executive Board

A.M. Zondervan, chairman
N.J.M. Kramer
R.A. Thorne

Additional information

Auditors' report

Introduction

We have audited the financial statements of Koninklijke Wessanen nv, Amstelveen, for the year 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2000, and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Amstelveen, February 22, 2001
KPMG *Accountants* N.V.

Appropriation of 2000 net income

in millions euro, unless stated otherwise

From the net income after taxes of 98.2, 47.9 will be transferred to the general reserve, after which 50.3 will be available for distribution.

The remaining amount is proposed to be transferred to holders of ordinary shares as cash dividend of EUR 0.58 per share.

If the Annual General Meeting of Shareholders adopts the financial statements as presented, then the dividend for 2000 will be payable as follows: effective September 13, 2000, the interim dividend of EUR 0.15 per share and effective April 18, 2001, the final dividend.

Amstelveen, February 22, 2001
Executive Board

Note:

Appropriation of net income as provided for by the Articles of Association

Section 31 of the company's Articles of Association describe the following provisions with respect to the appropriation of net income:

1 Out of the profit earned in the past financial year shall first be paid, if possible, a dividend on the preference shares (sub1).
2 The Management Board shall then, with the approval of the Supervisory Board, determine what part of the income remaining after the application of sub 1 is to be appropriated to reserves (sub 3).
3 The part of the income remaining after the appropriation to reserves shall be distributed as dividend on the ordinary shares (sub 4).
4 If a loss is sustained in any year, no dividend shall be distributed for that year. No dividend may be paid in subsequent years until the loss has been defrayed out of the profit (sub 5).

Special rights conferred by the Articles of Association

Preferred stock

The object of the 'Stichting Preferente aandelen Koninklijke Wessanen' (Trust) shall be the safeguard of the interests of the public limited liability company Koninklijke Wessanen nv, established at Amsterdam, hereinafter referred to as 'the Company', the enterprise associated therewith and all concerned, and also to resist as far as possible any influences which might prejudice among others the continuity, independence or identity, contrary to the aforementioned interests.
The Trust tries to reach this objective by acquiring preference and other shares of the Company and by exercising the rights attached to those shares.
The alienation, encumbrance or in any other manner disposal of shares falls outside this scope, with the exception of alienation to the Company itself or to a group to be designated by the Company, with which it is associated, and cooperation to repayment on and withdrawal of shares.

Two agreements with the Trust have been made in respect of issuance of preferred stock.

No preferred stock had been issued at the balance sheet date.

The Board of the Trust consists of five members, three of whom are 'A' members and two 'B' members.
The 'A' members are Messrs N.J. Westdijk, J.M.M. Maeijer and P. Bouw.
The 'B' members are Messrs G. van Schaik and A.M. Zondervan.
The 'A' members are appointed by the Board of the Trust.
The 'B' members are appointed by the Supervisory Board of the Company.

In the joint opinion of the Company and the Board of the Trust, the Trust is independent of the company as set out in Annex X to the regulations of Amsterdam Exchanges nv, Amsterdam.

Amsterdam, January 31, 2001
Koninklijke Wessanen nv
Stichting Preferente aandelen Koninklijke Wessanen

Report of the Trust 'Stichting Administratiekantoor van aandelen Koninklijke Wessanen'

To the holders of depositary receipts of ordinary shares in Koninklijke Wessanen nv

The trust conditions under which the above-mentioned depositary receipts are issued by the undersigned, have been established by means of a deed, executed on December 14, 1998, before Mr G.W.Ch. Visser, civil law notary in Amsterdam. For holders of depositary receipts copies of these conditions are obtainable free of charge from the undersigned as well as from the N.V. Nederlandsch Administratie- en Trustkantoor in Amsterdam.

In compliance with article 15 of the trust conditions the undersigned hereby notes that the activities during the financial year 2000 consisted of holding in its name, acquiring and taken into administration ordinary shares in Koninklijke Wessanen nv, with a nominal value of NLG 2.-, and the issuing in respect thereof of exchangeable bearer depositary receipts, as well as when necessary the exchange of depositary receipts for ordinary shares, all with due regard to the provisions of the articles of association of Koninklijke Wessanen nv, and furthermore the exercise of the rights attached to the shares, including the voting rights at the Annual General Meeting of Shareholders.

On December 31, 2000, the total amount of the nominal value of the administered shares in Koninklijke Wessanen nv in exchange for which depositary receipts were issued was NLG 172,457,762, which is an increase of NLG 1,158,954 compared to December 31, 1999. This amount relates to NLG 1,105,846 on optional stock dividends distributed over the financial year 1999. Furthermore, depositary receipts with an aggregate nominal value of NLG 4,990 were accepted for exchange into ordinary shares and depositary receipts for NLG 37,348 were issued and the corresponding shares were registered in the name of the Trust. Moreover, depositary receipts for the nominal value of NLG 20,750 were issued in case of options.

The final dividend for 1999 and the interim dividend for 2000, which were declared by the Company on April 26 and September 13, 2000, respectively, were made payable on the depositary receipts issued by the Trust on these same dates.

During the financial year the members of the Board of Directors of the Trust have acquainted themselves on a regular basis with the position of the Company by means of the information provided to shareholders. After publication of the 1999 annual report the members of the Board met with the Executive Board of the Company on April 5, 2000, to prepare for the Annual General Meeting of Shareholders.
Wessanen participates in a pilot project with regard to proxy sollicitation, which is executed by the 'Stichting Communicatiekanaal Aandeelhouders' (Communication Channel). In this context, it has been decided to give holders of depositary receipts in 2001 the opportunity to

give voting instructions via the Communication Channel.
Mr H. Langman, who was up for resigning by rotation, was reappointed by the Board for a period of three years – in relation to the applicable age limit – as board member A.
The administrator of the Trust is N.V. Nederlandsch Administratie- en Trustkantoor in Amsterdam.

Amsterdam, January 31, 2001
Stichting Administratiekantoor van aandelen Koninklijke Wessanen,
Board of Directors
J.J.C. Alberdingk Thijm, chairman*
*G. van Schaik**, secretary*
*A.J. Kranendonk**
*H. Langman**

* *board member A*
** *board member B*

Statement

The Executive Board of Koninklijke Wessanen nv and the Board of Directors of 'Stichting Administratiekantoor van aandelen Koninklijke Wessanen' hereby state that in their joint opinion the Board of Directors of the Trust have complied with the requirements with respect to the independence of the members of the Board of Directors as set out in Annex X to the regulations of Amsterdam Exchanges nv, Amsterdam.

Amsterdam, January 31, 2001
Executive Board of Koninklijke Wessanen nv,
Board of Directors of Stichting Administratiekantoor van aandelen Koninklijke Wessanen

Addresses

The Netherlands
Head Office
Koninklijke Wessanen nv
Prof E.M. Meijerslaan 2
1183 AV Amstelveen
P.O. Box 410
1180 AK Amstelveen
Telephone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01
Internet www.wessanen.com
E-mail info@wessanen-hq.com

Natural & Specialty Foods
Boas BV
Stephensonstraat 40
2723 RN Zoetermeer
Telephone +31 (0)79 344 26 00
Fax +31 (0)79 331 01 61
E-mail info@boas.nl
Internet www.boas.nl

Convenience Food
Convenience Food Group
Jules Verneweg 84
5015 BM Tilburg
Telephone +31 (0)13 583 52 00
Fax +31 (0)13 583 52 99
E-mail info@beckers-nl.com

Beckers Holding BV
Jules Verneweg 84
5015 BM Tilburg
Telephone +31 (0)13 583 52 00
Fax +31 (0)13 583 52 99
E-mail info@beckers-nl.com

Chocolate
Delicia BV
Zevenheuvelenweg 53-55
5048 AN Tilburg
Telephone +31 (0)13 462 55 25
Fax +31 (0)13 463 08 05
E-mail info@delicia-nl.com
Internet www.delicia.nl

Dairy
Leerdammer Company BV
Steenovenweg 4
4145 KK Schoonrewoerd
Telephone +31 (0)345 64 83 90
Fax +31 (0)345 64 14 61
E-mail info@leerdammer.nl
Internet www.leerdammer.nl

Brazil
Natural & Specialty Foods
Wessanen do Brasil Ltda
R. Santa Justina, 352
1° andar - cj. 15 e 16
04545.041 Sao Paulo/SP
Telephone +55 11 38 42 67 42
Fax +55 11 38 42 08 92
E-mail office@wessanen.com.br
Internet www.wessanen.com.br

France
Natural & Specialty Foods
Distriborg Groupe SA
217, Chemin du Grand Revoyet
69561 Saint Genis Laval Cedex
Telephone +33 (0)4 72 67 10 20
Fax +33 (0)4 72 67 10 57
E-mail info@distriborg.com
Internet www.distriborg.com

Cereals
Dailycer
Aux Sentiers d'Etelfay
80500 Faverolles
Telephone +33 (0)3 227 877 00
Fax +33 (0)3 227 805 94
E-mail info@dailycer-fr.com
Internet www.dailycer.com

Germany
Convenience Food
Gelderland Frischwaren GmbH
Rotterdamer Strasse 8
46446 Emmerich/Rhein
Telephone +49 (0)2822 60 30
Fax +49 (0)2822 603 49
E-mail post@gelderland.de
Internet www.gelderland.com

Karl Kemper GmbH
Siemensstrasse 11
46325 Borken
Telephone +49 (0)2861 94 70
Fax +49 (0)2861 94 72 22
E-mail info@kemper-tk.com
Internet www.kemper-tk.de

Thailand
Convenience Food
Golden Foods International Co., Ltd
5th Floor, Meditop Building
334 Soi Ladpraow 71
(Soi Sungkom Songkrao Nue 1)
Wangthonglang,
Wangthonglang
Bangkok 10310
Telephone +66 2 530 0550 ext. 101
Fax +66 2 530 6687
E-mail cust_sv@gfi.co.th
Internet www.goldenfoods.com

United Kingdom
Cereals
Dailycer UK Ltd
Haldane, Halesfield 10
Telford, Shropshire TF7 4LY
Telephone +44 (0)19 52 58 87 77
Fax +44 (0)19 52 68 59 55
E-mail info@dailycer.co.uk
Internet www.dailycer.com

Soups and Savoury
Telford Foods Ltd
Haldane, Halesfield 10
Telford, Shropshire TF7 4LY
Telephone +44 (0)19 52 42 20 00
Fax +44 (0)19 52 42 20 21
E-mail enquiries@telfordfoods.com
Internet www.telfordfoods.co.uk

USA
Head Office USA
Wessanen USA
1750 Tree Boulevard
St. Augustine, FL 32085
PO Box 410
St. Augustine, FL 32086
Telephone +1 904 825 20 02
Fax +1 904 825 22 30

Natural & Specialty Foods
Tree of Life, Inc.
1750 Tree Boulevard
St. Augustine, FL 32085
Telephone +1 904 825 20 04
Fax +1 904 825 22 17
E-mail mailbox@treeoflife.com
Internet www.treeoflife.com
www.ans-natural.com

Dairy
Crowley Foods, Inc.
95, Court Street
Binghamton, NY 13901
Telephone +1 607 779 32 89
Fax +1 607 779 34 40
E-mail info@crowleyfoods.com
Internet www.crowleyfoods.com

Marigold Foods, Inc.
2929 University Avenue S.E.
Minneapolis, MN 55414
Telephone +1 612 378 83 19
Fax +1 612 331 56 25
E-mail info@kemps.com
Internet www.kemps.com

American Beverage Corporation
1 Daily Way
Verona, PA 15147
Telephone +1 412 828 90 20
Fax +1 412 828 91 95
E-mail info@ambev.com
Internet www.ambev.com
www.thepartymix.com

Consolidated income statement condensed

in millions euro, unless stated otherwise

	2000	1999	1998	1997	1996	1995	1994	1993
Net sales	**3,933.8**	3,016.0	2,620.1	2,534.7	2,130.4	2,098.9	2,242.6	2,171.5
Operating expenses	**(3,780.0)**	(2,895.5)	(2,524.0)	(2,393.4)	(2,011.3)	(1,968.0)	(2,093.0)	(2,045.3)
Operating result	**153.8**	120.5	96.1	141.3	119.1	130.9	149.6	126.2
Financial income and expenses	**(38.5)**	(20.1)	(24.5)	(22.2)	(15.2)	(18.8)	(8.5)	(0.9)
Income from ordinary activities before taxes	**115.3**	100.4	71.6	119.1	103.9	112.1	141.1	125.3
Taxes	**(40.2)**	(39.0)	(28.6)	(43.9)	(34.6)	(36.3)	(42.6)	(38.5)
Income from participations and minority interests	**23.1**	20.2	27.2	16.9	14.4	16.2	16.8	26.9
Income from ordinary activities after taxes	**98.2**	81.6	70.2	92.1	83.7	92.0	115.3	113.7
Extraordinary income and expenses after taxes	-	-	69.1	-	(9.0)	1.3	-	(22.7)
Net income	98.2	81.6	139.3	92.1	74.7	93.3	115.3	91.0

Consolidated balance sheet condensed

in millions euro, unless stated otherwise

	2000	1999	1998	1997	1996	1995	1994	1993
Current assets *	**1,007.7**	813.0	548.8	739.2	597.2	516.3	562.3	707.6
Current liabilities *	**651.9**	435.2	300.0	377.0	305.3	294.4	324.8	420.4
Working capital	**355.8**	377.8	248.8	362.2	291.9	221.9	237.5	287.2
Fixed assets	**734.0**	661.2	535.9	537.6	528.8	512.8	528.1	459.7
Capital employed	1,089.8	1,039.0	784.7	899.8	820.7	734.7	765.6	746.9
Financed by:								
○ Group equity	**476.9**	561.8	583.7	532.1	525.2	491.6	509.9	543.9
○ Provisions	**37.8**	39.3	52.5	55.6	60.0	74.3	73.1	87.3
○ Long-term liabilities	**192.0**	253.9	145.9	115.8	101.7	87.8	125.7	91.5
○ Short-term finance	**383.1**	184.0	2.6	196.3	133.8	81.0	56.9	24.2
	1,089.8	1,039.0	784.7	899.8	820.7	734.7	765.6	746.9
Shareholders' equity								
○ as a percentage of total assets	**27.1%**	37.6%	54.2%	40.8%	46.0%	47.4%	45.7%	45.6%
Net income from ordinary activities after taxes								
○ as a percentage of average shareholders' equity	**18.8%**	14.0%	12.8%	18.1%	16.4%	19.5%	22.2%	20.4%
○ per share of NLG 2.- (EUR 0.91) (in euro)	**1.16**	0.95	0.82	1.08	1.01	1.13	1.44	1.39

* *Excluding short-term finance*

Shareholder information

Shares of Koninklijke Wessanen nv with a nominal value of NLG 2.- (redenomination EUR 0.91) are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Dusseldorf and EBS Switzerland. Sponsored ADRs are traded in the United States.

Key dates

The dividend over the financial year 2000 will be determined at the Annual General Meeting of Shareholders on April 4, 2001. The stock price will be quoted ex-dividend as of April 6, 2001. The 2000 final dividend will be payable as of April 18, 2001. The 2001 half year results will be published on August 29, 2001, and the full year 2001 results on February 21, 2002.
The Annual General Meeting of Shareholders in the year 2002 is planned for April 3, 2002.
During 2001, meetings for analysts and investors will be organized in various countries.

Earnings per share and development of the share price

Income from ordinary activities and dividend per share developed as follows:

all figures in euro	Net income	Dividend	Highest share price	Lowest share price	Year-end share price
2000	**1.16**	**0.58**	**15.00**	**9.20**	**13.15**
1999	0.95	0.58	14.20	9.60	10.80
1998	0.82	0.58	16.79	7.99	10.98

The average traded volume over all trading days in 2000 amounted to 403,977.

The Act on the Disclosure of Control over Listed Companies

In 2000, according to the 1991 Act on the Disclosure of Control over Listed Companies, the company received two notices of holders with an interest of more than 5% of Bearer Depositary Receipts: Campina Melkunie U.A. increased its interests from 5% to 10% and Kempen & Co N.V. took an interest of 5% in our company. Other holders of more than 5% of Bearer Depositary Receipts are ING Groep N.V. and Commercial Union Assurance PLC.

Investor Relations and Corporate Development & Communications

Timo de Grefte, telephone +31 (0)20 547 95 29, fax +31 (0)20 547 95 01,
e-mail t.grefte@wessanen-hq.com

Colophon
Design Total Design, Amsterdam
Printing Hollandia Offset, Heerhugowaard
Photography Thirza Schaap, Amsterdam; Aatjan Renders, Amsterdam

Koninklijke Wessanen nv
Prof. E.M. Meijerslaan 2
P.O. Box 410, 1180 AK Amstelveen
The Netherlands
Phone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
Internet www.wessanen.com